File No. 812-_________

UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO
SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940 AND
AN ORDER OF EXEMPTION  PURSUANT TO SECTION 17(b) OF THE ACT
FROM SECTION 17(a) THEREOF
____________________

New York Life Insurance and Annuity Corporation,
NYLIAC Variable Annuity Separate Account—I,
NYLIAC Variable Annuity Separate Account—II,
NYLIAC Variable Annuity Separate Account—III,
NYLIAC Variable Annuity Separate Account—IV,
NYLIAC Variable Universal Life Separate Account—I,
NYLIAC Corporate Sponsored Variable Universal Life Separate Account—I,
NYLIAC Private Placement Variable Universal Life Separate Account – I,
NYLIAC Private Placement Variable Universal Life Separate Account – II, and
Mainstay VP Funds Trust

____________________

Communications, Notice and Order to:

Linda M. Reimer, Esq.
New York Life Insurance and
Annuity Corporation
51 Madison Avenue
New York, New York  10010

J. Kevin Gao, Esq.
New York Life Investment Management LLC
169 Lackawanna Avenue
Parsippany, New Jersey 07054
Questions and Copies of Communications, Notice and Order to: Richard T. Choi, Esq. Jorden Burt LLP 1025 Thomas Jefferson St. N.W. Suite 400 East Washington, D.C. 20007

May 10, 2011

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of	)
)
New York Life Insurance and Annuity Corporation,	)
NYLIAC Variable Annuity Separate Account—I,	)
NYLIAC Variable Annuity Separate Account—II,	)
NYLIAC Variable Annuity Separate Account—III,	)
NYLIAC Variable Annuity Separate Account—IV,	)
NYLIAC Variable Universal Life Separate Account—I,	)
NYLIAC Corporate Sponsored Variable Universal Life Separate Account—I,	)
NYLIAC Private Placement Variable Universal Life Separate Account – I,	)
NYLIAC Private Placement Variable Universal Life Separate Account – II, and	)
Mainstay VP Funds Trust	)
)
51 Madison Avenue	)
New York, New York 10010)
)
File No. 812-________	)
)

APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO
SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940 AND
AN ORDER OF EXEMPTION  PURSUANT TO SECTION 17(b) OF THE ACT
FROM SECTION 17(a) THEREOF

New York Life Insurance and Annuity Corporation (“NYLIAC”), NYLIAC Variable Annuity Separate Account—I (“VA I”), NYLIAC Variable Annuity Separate Account—II (“VA II”), NYLIAC Variable Annuity Separate Account—III (“VA III”), NYLIAC Variable Annuity Separate Account—IV (“VA IV”), NYLIAC Variable Universal Life Separate Account—I (“VUL I”), NYLIAC Corporate Sponsored Variable Universal Life Separate Account—I (“Corporate VUL I”), NYLIAC Private Placement Variable Universal Life Separate Account – I (“Private VUL I”), and NYLIAC Private Placement Variable Universal Life Separate Account – II (“Private VUL II”)1 hereby file an application for an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), approving certain proposed substitutions of the securities described herein (the “Proposed Substitutions”).  NYLIAC and the Separate Accounts are hereinafter referred to collectively as the “Section 26 Applicants.”

1  VA I, VA II, VA III, VA IV, VUL I, Corporate VUL I, Private VUL I, and Private VUL II are sometimes referred to individually as a “Separate Account” and collectively as the “Separate Accounts.”

NYLIAC, the Separate Accounts, and Mainstay VP Funds Trust (“MVPFT” and, together with NYLIAC and the Separate Accounts, the “Section 17 Applicants”) also hereby apply for an order of exemption pursuant to Section 17(b) of the 1940 Act from Section 17(a) thereof to the extent necessary to permit them to effectuate the Proposed Substitutions by redeeming all or a portion of the securities of one or more of the Existing Portfolios (as defined herein) in-kind and using those securities received to purchase shares of the Replacement Portfolios (as defined herein) (the “In-Kind Transactions”).

I.  STATEMENT OF FACTS

A.  NYLIAC

NYLIAC is a Delaware stock life insurance company that is licensed to sell life, accident and health insurance, and annuities in the District of Columbia and all states.  NYLIAC is an indirect wholly-owned subsidiary of New York Life Insurance Company, a mutual life insurance company that has been in business since 1845 (“New York Life”).

B.  The Separate Accounts

NYLIAC serves as the depositor of the Separate Accounts, which are segregated asset accounts of NYLIAC established under Delaware law pursuant to resolutions of NYLIAC’s Board of Directors to fund the variable annuity contracts or variable universal life insurance policies described in Appendix A hereto (the “VA Contracts” and “VUL Policies,” respectively; each a “Contract,” and collectively, the “Contracts”).  Each Separate Account, except for Private VUL I and II,2  is registered under the 1940 Act as a unit investment trust.3 Interests under the Contracts, except for Contracts issued through Private VUL I and II,4 are registered under the Securities Act of 1933, as amended (the “1933 Act”).5  Each Separate Account meets the definition of “separate account” contained in Section 2(a)(37) of the 1940 Act.

Each Separate Account is divided into subaccounts (each a “Subaccount,” collectively, the “Subaccounts”).  Each Subaccount invests in the securities of a single portfolio of an underlying mutual fund (“Portfolio”).  Purchase payments under the Contracts are allocated to one or more Subaccounts.  Income, gains, and losses, whether or not realized, from assets allocated to a Separate Account are, as provided in the Contracts, credited to or charged against the Separate Account without regard to other income, gains or losses of NYLIAC.  That portion of the assets of each Separate Account that is equal to the reserves and other Contract liabilities with respect to such Separate Account is not chargeable with liabilities arising out of any other business of NYLIAC.

2 Private VUL I and II are exempt from registration under the 1940 Act pursuant to Sections 3(c)(1) and 3(c)(7) thereof.

3 The 1940 Act registration statements for the Separate Accounts are identified in Appendix A hereto. Pursuant to Rule 0-4 under the 1940 Act, such registration statements are hereby incorporated by reference herein to the extent necessary to support and supplement the descriptions and representations contained in this Application.

4 Contracts issued through Private VUL I and II are sold without registration under the 1933 Act in reliance on the private offering exemption of Section 4(2) of the 1933 Act and Regulation D thereunder.

5 The 1933 Act registration statements for the securities are identified in Appendix A hereto.  Pursuant to Rule 0-4 under the 1940 Act, such registration statements are hereby incorporated by reference herein to the extent necessary to support and supplement the descriptions and representations contained in this Application.

C.  The Contracts

The Contracts include the VA Contracts and the VUL Policies listed in Appendix A hereto.  The Contracts may be issued as individual or group Contracts.  Contract owners and participants in group Contracts (each a “Contract Owner” and collectively, the “Contract Owners”) may allocate some or all of their Contract value (“Contract value”) to one or more Subaccounts that are available as investment options under the Contracts.  In addition, Contract Owners may, if provided for under their Contracts, allocate some or all of their Contract value to a fixed account investment option that is supported by the assets of NYLIAC’s general account.

Each Contract permits its owner to transfer all or a portion of the Contract value  from one Subaccount to another at any time, subject to certain potential restrictions if NYLIAC determines such transfers may disadvantage or potentially harm the rights and interests of other policyholders.  No sales charge applies to any such transfer of Contract value among Subaccounts.  All VA Contracts impose a transfer charge of $30 per transfer for each transfer in excess of 12 in any one Contract year.  None of the VUL Policies currently assess a transfer charge; however, NYLIAC reserves the right to impose a transfer charge not to exceed $30 for each transfer over 12 in a given Contract year.  No transfer charges will apply in connection with the Proposed Substitutions.

Under the Contracts, NYLIAC reserves the right to substitute, for the shares of a Portfolio held in any Subaccount, the shares of another Portfolio. The prospectuses for the Contracts include appropriate disclosure of this reservation of right.

D.  MVPFT

MVPFT is registered with the Commission as an open-end management investment company under the 1940 Act and its securities are registered under the 1933 Act.6  MVPFT was organized as a Delaware statutory trust on February 1, 2011, pursuant to a Declaration of Trust dated December 15, 2010.  Effective April 29, 2011 each series of Mainstay VP Series Fund, Inc. merged into a corresponding “shell” series of MVPFT (“Series”).  Each Series succeeded to the accounting and performance histories of its corresponding predecessor series of Mainstay VP Series Fund, Inc.  The historical information provided for each Series of MVPFT is that of the corresponding predecessor series.  MVPFT assumed the registration statements of MainStay VP Series Fund, Inc., pursuant to Rule 414 under the 1933 Act.

MVPFT currently consists of 21 Series.  Each Series generally offers two classes of shares, namely the Initial Class and Service Class.  Shares of the Series are currently offered through NYLIAC separate accounts, including the Separate Accounts, to fund variable annuities and variable universal life policies issued by NYLIAC, including the VA Contracts and VUL Policies.  Series shares also may be offered to fund variable annuities and variable universal life insurance policies issued by other insurance companies.  Currently, no other life insurance company invests in any Series.  In addition, Initial Class shares of the Series are offered as underlying investments of the MainStay VP Asset Allocation Portfolios.  For each Series offering Service Class shares, MVPFT has adopted a Distribution and Service Plan for the Service Class shares pursuant to Rule 12b-1 under the 1940 Act.  Prior to the Substitution Date (defined below), MVPFT will organize the Replacement Portfolios and file an amendment to its Form N-1A registration statement to register the Replacement Portfolios under the 1940 Act and the offering of their shares under the 1933 Act.

6 File Nos. 002-86082 and 811-03833-01.  Pursuant to Rule 0-4 under the 1940 Act, Applicants hereby incorporate these files by reference herein to the extent necessary to supplement and support the descriptions and representations contained in this Application.

New York Life Investment Management LLC (“New York Life Investments” or the “Manager”), an indirect wholly-owned subsidiary of New York Life, serves as the investment manager of each of the Series of MVPFT.  NYLIFE Distributors LLC, also an indirect wholly-owned subsidiary of New York Life, serves as the distributor for the shares of the Series.

MVPFT and the Manager may rely on an order from the Commission that permits the Manager, subject to certain conditions, including approval of the MVPFT Board of Trustees, including Trustees who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, and without the approval of shareholders, to: (i) engage a new or additional sub-adviser (“Subadvisor”) for each Series; (ii) enter into and materially amend existing sub-advisory agreements; and (iii) terminate and replace Subadvisors.7

The Manager of Managers Order exempts MVPFT from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder with respect to sub-advisory agreements.  The Manager of Managers Order also provided MVPFT and the Manager relief from various disclosure requirements.  If a new Subadvisor is retained for a Series, Contract Owners would receive all information about the new Subadvisor that would be included in a proxy statement (except as modified to provide aggregate fee disclosure as permitted by the Manager of Managers Order), including any change in disclosure caused by the addition of a new Subadvisor.  The Manager of Managers Order will apply to each of the Replacement Portfolios (as defined herein) and the prospectus for each Replacement Portfolio will disclose and explain the existence, substance, and effect of the Manager of Managers Order.  The order does not extend to any Subadvisor that is an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of a Series or of the Manager, other than by reason of serving as a Subadvisor to one or more Series.

7 The MainStay Funds et al., Investment Company Act Release No. 27595 (Dec. 11, 2006) (notice); Investment Company Act Release No. 27656 (Jan. 8, 2007) (order) (File No. 812-13257) (“Manager of Managers Order”).

II.  THE PROPOSED SUBSTITUTIONS

A.  The Existing Portfolios and Replacement Portfolios

NYLIAC, on behalf of itself and its Separate Accounts, proposes to exercise its contractual right to substitute shares of one Portfolio for that of another by replacing the shares of the existing Portfolios listed below (the “Existing Portfolios”) that are held in Sub-accounts of its Separate Accounts with shares of the corresponding replacement Portfolios listed below (the “Replacement Portfolios”), as follows:

Proposed Substitution	Existing Portfolio	Replacement Portfolio
1	Van Eck VIP Global Hard Assets Fund - Initial Class	MainStay VP Van Eck Global Hard Assets Portfolio - Initial Class
2	Janus Balanced Portfolio - Institutional Shares	MainStay VP Janus Balanced Portfolio - Initial Class
	Janus Balanced Portfolio - Service Shares	MainStay VP Janus Balanced Portfolio - Service Class
3	MFS Utilities Series - Initial Class	MainStay VP MFS Utilities Portfolio - Initial Class
	MFS Utilities Series - Service Class	MainStay VP MFS Utilities Portfolio - Service Class
4	T. Rowe Price Equity Income Portfolio - I	MainStay VP T. Rowe Price Equity Income Portfolio - Initial Class
	T. Rowe Price Equity Income Portfolio - II	MainStay VP T. Rowe Price Equity Income Portfolio - Service Class
5	PIMCO Real Return Portfolio - Administrative Class	MainStay VP PIMCO Real Return Portfolio - Initial Class
	PIMCO Real Return Portfolio - Advisor Class	MainStay VP PIMCO Real Return Portfolio - Service Class
6	Universal Institutional Funds, Inc. (“UIF”) Emerging Markets Equity Portfolio - Class I	MainStay VP DFA DuPont Capital Emerging Markets Equity Portfolio - Initial Class
	UIF Emerging Markets Equity Portfolio - Class II	MainStay VP DFA DuPont Capital Emerging Markets Equity Portfolio - Service Class
7	Alger Small Cap Growth Portfolio - Class I-2 Shares	MainStay VP Eagle Small Cap Growth Portfolio - Initial Class
	Alger Small Cap Growth Portfolio - Class S Shares	MainStay VP Eagle Small Cap Growth Portfolio - Service Class
8	Royce Small-Cap Portfolio	MainStay VP Eagle Small Cap Growth Portfolio - Initial Class
9	Calvert VP SRI Balanced Portfolio	MainStay VP Janus Balanced Portfolio - Initial Class

B.  Reasons for the Proposed Substitutions

The Proposed Substitutions8 are part of an ongoing effort by NYLIAC to not only make its Contracts more attractive to existing and prospective Contract Owners, but also to make the Contracts easier to administer.  The Section 26 Applicants believe the Proposed Substitutions will help to accomplish these goals for the following reasons:

1.  The Same or Lower Portfolio Operating Expenses.  As discussed in Section II.C., below, Proposed Substitutions 3, 6, 7, 8, and 9  are expected to result in total annual operating expenses (before expense waivers or reimbursements) (“annual gross operating expenses”) for the Replacement Portfolio that are lower than those of the corresponding Existing Portfolio.  The Section 26 Applicants believe that lower Portfolio expenses will appeal to both existing and prospective Contract Owners.

Proposed Substitutions 1 and 4 are expected to result in annual gross operating expenses for the Replacement Portfolio that are the same as those of the corresponding Existing Portfolio.  Proposed Substitutions 2  and 5 are expected to result in annual gross operating expenses for the Replacement Portfolio that are higher than those of the corresponding Existing Portfolio, but that will be the same after expense waivers or reimbursements.  As discussed in Section II.D., below, the Manager will enter into a written contract with the Replacement Portfolios whereby during the two years following the date the Proposed Substitutions are effected (“Substitution Date”) the total annual operating expenses of the Replacement Portfolio (taking into account applicable fee waivers and expense reimbursements) (“annual net operating expenses”) will not exceed the annual net operating expenses of the Existing Portfolio for the fiscal year ended December 31, 2010.   Accordingly, Contract Owners will bear the same or lower expenses as a result of the Proposed Substitutions for a period of two years following the Substitution Date.  The Section 26 Applicants believe that this contractual expense limitation and the certainty of annual net operating expenses for a two year period will appeal to both existing and prospective Contract Owners.

8 Unless otherwise indicated, references hereinafter to the Proposed Substitutions include each class of shares indicated above.

2.  Fewer and More Uniform Disclosures and Communications.  Another benefit of the Proposed Substitutions is that a greater number of Portfolios available through the Contracts will be Series of MVPFT.  As a result, more of the prospectuses and other disclosures and communications that Contract Owners receive regarding their investment options under the Contracts will be in a consistent format.  The Section 26 Applicants believe that this greater uniformity in disclosure and communication will enable Contract Owners to more easily locate, compare, and evaluate the information about their investment options under the Contracts.  In addition, because the Replacement Portfolios are managed by an affiliate of NYLIAC, greater coordination and consolidation can occur regarding the delivery of prospectuses, supplements, and other disclosures and communications, thereby reducing the volume of mailings a Contract Owner might otherwise receive.  Fewer and more uniform disclosures and communications also should result in cost savings to NYLIAC.

3.  Improved Portfolio Manager Selection.   The Proposed Substitutions will result in more investment options under the Contracts having the improved portfolio manager selection afforded by the Manager of Managers Order, which the Section 26 Applicants believe will appeal to both existing and prospective Contract Owners.  The Manager of Managers Order permits the Manager to appoint, dismiss, and replace Subadvisors and amend sub-advisory agreements with Board approval as necessary or appropriate to seek optimal performance.  Under the current sub-advisory arrangements that the Manager employs with respect to the Series,9 the Manager delegates day-to-day portfolio management to the Subadvisors, monitors Subadvisor performance, and recommends the addition or removal of Subadvisors when determined to be in the best interests of such Series.  Doing so enables the Manager to continuously and efficiently provide  high quality portfolio management, and enables NYLIAC to offer a competitive menu of investment options to its existing and prospective Contract Owners. The Section 26 Applicants anticipate this strategy will provide Contract Owners with a more favorable overall investment experience.

9 For Series that do not have sub-advisers, New York Life Investments is responsible for the day-to-day portfolio management.  All Series that are Replacement Portfolios will have sub-advisory arrangements covered by the Manager of Managers Order.

4.  More Efficient Contract Administration.  The Proposed Substitutions will enable NYLIAC to more efficiently administer those aspects of the Contracts that pertain to Portfolios.  These aspects include not only coordinating mailings of Portfolio disclosures and other communications to Contract Owners, as discussed above, but also various compliance matters, such as computing accumulation unit values pursuant to Rule 22c-1 under the 1940 Act, detecting and preventing market timing or other disruptive trading activities, and monitoring for potential conflicts, including material irreconcilable conflicts due to so-called “mixed and shared funding.” These and other compliance matters can involve significant and in some cases daily communication and coordination between NYLIAC and the Portfolios in which the Subaccounts invest.  The Proposed Substitutions will reduce these burdens by enabling NYLIAC to work principally with its affiliate, New York Life Investments, rather than several third party investment advisers (“Advisers”) in different locations with different policies, procedures, systems, and availability.  For the same reasons, the Proposed Substitutions will help to ease the burdens associated with the due diligence that NYLIAC performs in connection with the selection and monitoring of Portfolios as investment vehicles for the Subaccounts.

5.  Simplified Portfolio Offerings.  Proposed Substitutions 7, 8, and 9 will simplify the Portfolio offerings by eliminating overlapping offerings that largely duplicate one another by having substantially similar investment objectives, strategies, and risks.  Proposed Substitutions 7 and 8 will involve consolidating the Subaccount assets invested in the Alger Small Cap Growth and Royce Small-Cap Growth Portfolios into the MainStay VP Eagle Small Cap Growth Portfolio, respectively.  Proposed Substitution 9 will involve consolidating the Subaccount assets invested in the Calvert VP SRI Balanced Portfolio into the MainStay VP Janus  Balanced Portfolio.  Overlapping investment options create inefficiencies and may be confusing to Contract Owners.  These Proposed Substitutions would simplify the Contract prospectuses and related materials provided to Contract Owners and thereby reduce the potential for Contract Owner confusion and lead to greater efficiencies in administering the Contracts. The Section 26 Applicants believe that the deletion of overlapping investment options should not adversely affect Contract Owners given that a similar investment option will remain available under the Contracts after the Proposed Substitutions are completed.

C.  Comparison of the Existing and Replacement Portfolios

A side-by-side comparison of the Existing Portfolios and the corresponding Replacement Portfolios appears in Appendix B hereto.  Set out below is a narrative discussion of the similarities and differences, if any, between the Existing and Replacement Portfolios.

1.  Advisers and Subadvisors.  Proposed Substitutions 1 through 5 essentially involve moving the assets attributable to the Contracts from an Existing Portfolio managed by an Adviser to a Replacement Portfolio managed by New York Life Investments and sub-advised by the Adviser of the Existing Portfolio.  Accordingly, these Proposed Substitutions will result in no change in the entity, i.e., the Adviser, responsible for the day-to-day portfolio management of the Contract Owners' assets invested through the Subaccounts in these Portfolios.

Proposed Substitutions 6 through 9 involve moving the assets attributable to the Contracts from an Existing Portfolio managed by an Adviser to a Replacement Portfolio managed by New York Life Investments and sub-advised by a different Adviser.  Specifically, Proposed Substitution 6 involves an Existing Portfolio managed by Morgan Stanley Investment Management Inc. and subadvised by Morgan Stanley Investment Management Limited and Morgan Stanley Investment Management Company, and a Replacement Portfolio managed by the Manager and sub-advised by Dimensional Fund Advisors, LP., and DuPont Capital Management.  The multi-manager arrangement is intended to result in improved (increased) investment capacity and afford New York Life Investments the flexibility to allocate assets between Subadvisors with investment styles that it believes are complementary.  Proposed Substitution 7 involves an Existing Portfolio managed by Fred Alger Management, Inc., and a Replacement Portfolio managed by the Manager and sub-advised by Eagle Asset Management, Inc. (“Eagle”); Proposed Substitution 8 involves an Existing Portfolio managed by Royce & Associates, LLC, and a Replacement Portfolio managed by the Manager and sub-advised by Eagle; and Proposed Substitution 9 involves an Existing Portfolio managed by Calvert Asset Management Company, Inc., and a Replacement Portfolio managed by the Manager and sub-advised by Janus Capital Management LLC.  With respect to Proposed Substitutions 6 through 9, the Subadvisors were selected based on, among other things, their experienced investment management teams, disciplined investment process, and strong performance track records that have produced attractive absolute and risk adjusted returns.

2.  Investment Objectives, Investment Strategies, and Principal Risks.  In each of Proposed Substitutions 1 through 5, the investment objectives and principal strategies of the Replacement Portfolio will be the same as those of the Existing Portfolio.  In addition, in each of Proposed Substitutions 1 through 5, the principal risks of the Replacement Portfolio, while in some cases described differently in conformity with the applicable disclosure format of the relevant Portfolio, will be substantively identical to those of the Existing Portfolios.  In addition, as noted above, the Adviser will become the Subadvisor of the Replacement Portfolios following the Proposed Substitutions and will remain responsible for day-to-day portfolio management.  Accordingly, these Proposed Substitutions are entirely consistent with the investment decisions made by Contract Owners when they selected the Existing Portfolios.

In each of Proposed Substitutions 6 through 8, the investment objectives of the Replacement Portfolio will be substantially similar to, if not the same as, those of the Existing Portfolios.  For example, in Proposed Substitution 6, the investment objective of the Replacement Portfolio (MainStay VP DFA DuPont Capital Emerging Markets Portfolio) is long-term capital appreciation, whereas that of the Existing Portfolio (UIF Emerging Markets Equity Portfolio) is long-term capital appreciation by investing primarily in growth-oriented equity securities of issuers in emerging market countries.  In Proposed Substitution 7, the investment objective of the Replacement Portfolio (MainStay VP Eagle Small Cap Growth Portfolio) is long-term capital growth, whereas that of the Existing Portfolio (Alger Small Cap Growth Portfolio) is long-term capital appreciation.  In Proposed Substitution 8, the investment objective of the Replacement Portfolio (MainStay VP Eagle Small Cap Growth Portfolio) is long-term capital growth, whereas that of the Existing Portfolio (Royce Small-Cap Portfolio) is long-term growth of capital.

           In Proposed Substitution 9, the investment objective of the Replacement Portfolio (MainStay VP Janus  Balanced Portfolio), which is long-term capital growth, consistent with preservation of capital and balanced by current income, will be substantially similar to that of the Existing Portfolio (Calvert VP SRI Balanced Portfolio), which is a competitive total return through an actively managed portfolio of stocks, bonds, and money market instruments which offer income and capital growth opportunity and which satisfy the investment criteria, including financial, sustainability and social responsibility factors.

In addition, although the principal investment strategies and principal risks of the Replacement Portfolios in Proposed Substitutions 6 through  9 will not be identical to those of the Existing Portfolios, they will be sufficiently consistent to assure that the essential objectives of the affected Contracts Owners can continue to be met, except that in the case of Proposed Substitution 9, the Existing Portfolio (Calvert VP SRI Balanced Portfolio) applies sustainable and socially responsible investment criteria in determining the types of entities in which it seeks to invest whereas the Replacement Portfolio (MainStay VP Janus  Balanced Portfolio) will not.

3.  Fees, Expenses, and Assets. As shown in the tables below,10 the management fee of the Replacement Portfolio will be the same or lower than that of the corresponding Existing Portfolio in each Proposed Substitution, except for Proposed Substitutions 1, 3 and 7.  In the case of Proposed Substitution 1 (Van Eck VIP Global Hard Assets Fund to MainStay VP Van Eck Global Hard Assets Portfolio), the management fee of the Replacement Portfolio will be one basis point higher but annual gross operating expenses will be the same.  However, unlike the Existing Portfolio’s management fee, which starts at 1.0% for the first $500 million and reduces to 0.90% for the next $250 million, and then to 0.70% for assets over $750 million, the Replacement Portfolio’s management fee will be 0.90%.  In the case of Proposed Substitution 3 (MFS Utilities Series to MainStay VP MFS Utilities Portfolio), the management fee will be two basis points higher but annual gross operating expenses will be lower.  In the case of Proposed Substitution 7  (Alger Small Cap Growth Portfolio to MainStay VP Eagle Small Cap Growth Portfolio), the management fee will be four basis points higher but annual gross operating expenses will be lower.

10 The data in the tables below for the Existing Portfolios are shown as a percentage of average daily net assets as of December 31, 2010.  The data for the Replacement Portfolios are estimates for the current year.

In addition, as shown in the tables below, the 12b-1 fees of the Service Class of the Replacement Portfolio in each Proposed Substitution will be the same or lower than those of the 12b-1 share class of the corresponding Existing Portfolio.  Furthermore, as shown in the tables below, annual gross operating expenses of the Replacement Portfolio in each Proposed Substitution except Proposed Substitutions 2 and 5, are estimated to be the same or lower than that of the corresponding Existing Portfolio.  In Proposed Substitutions 2 and 5, annual gross operating expenses of each Replacement Portfolio are estimated to be higher (two basis points and 13 basis points, respectively) than those of each corresponding Existing Portfolio, but annual net operating expenses will be the same for a period of two years from the Substitution Date.11

11 Figures shown are based on Manager's estimates of the total annual operating expenses of the Replacement Portfolios for the current year as compared to those of the Existing Portfolios for the most recently completed fiscal year (or current year estimate if materially different) based on the anticipated asset levels of the Replacement Portfolios following the Proposed Substitutions, which will be smaller than the current asset levels of the Existing Portfolios. Because the Replacement Portfolios have no operating history, the Manager cannot, of course, predict these expenses with certainty.

Proposed Substitution 1
	Existing Portfolio	Replacement Portfolio
	Van Eck VIP Global Hard Assets Fund	MainStay VP Van Eck Global Hard Assets Portfolio
Initial Class/Initial Class
Management Fee	First $500 million: 1.00 Next $250 million: 0.90 Over $750 million: 0.70 Current: 0.89	0.90
12b-1 Fee	0.00	0.00
Other Expenses	0.08	0.07
Total Gross Expenses	0.97	0.97
Expense Waiver	0.00	0.00
Total Net Expenses	0.97	0.97

Proposed Substitution 2
	Existing Portfolio	Replacement Portfolio
	Janus Balanced Portfolio	MainStay VP Janus Balanced Portfolio
Institutional Shares/Initial Class
Management Fee	0.55	0.55
12b-1 Fee	0.00	0.00
Other Expenses	0.03	0.05
Total Gross Expenses	0.58	0.60
Expense Waiver	0.00	0.02
Total Net Expenses	0.58	0.58

Service Shares/Service Class
Management Fee	0.55	0.55
12b-1 Fee	0.25	0.25
Other Expenses	0.03	0.05
Total Gross Expenses	0.83	0.85
Expense Waiver	0.00	0.02
Total Net Expenses	0.83	0.83

Proposed Substitution 3
	Existing Portfolio	Replacement Portfolio
	MFS Utilities Series	MainStay VP MFS Utilities Portfolio
Initial Class/Initial Class
Management Fee	First $1 billion: 0.75 Over $1billion: 0.70 Current: 0.73	0.75
12b-1 Fee	0.00	0.00
Other Expenses	0.08	0.05
Total Gross Expenses	0.81	0.80
Expense Waiver	0.00	0.00
Total Net Expenses	0.81	0.80

Service Class/Service Class
Management Fee	0.73	0.75
12b-1 Fee	0.25	0.25
Other Expenses	0.08	0.05
Total Gross Expenses	1.06	1.05
Expense Waiver	0.00	0.00
Total Net Expenses	1.06	1.05

Proposed Substitution 4
	Existing Portfolio	Replacement Portfolio
	T. Rowe Price Equity Income Portfolio	MainStay VP T. Rowe Price Equity Income Portfolio
Class I/Initial Class
Management Fee	0.83	0.80
12b-1 Fee	0.00	0.00
Other Expenses	0.02	0.05
Total Gross Expenses	0.85	0.85
Expense Waiver	0.00	0.00
Total Net Expenses	0.85	0.85

Class II/Service Class
Management Fee	0.83	0.80
12b-1 Fee	0.25	0.25
Other Expenses	0.02	0.05
Total Gross Expenses	1.10	1.10
Expense Waiver	0.00	0.00
Total Net Expenses	1.10	1.10

Proposed Substitution 5
	Existing Portfolio	Replacement Portfolio
	PIMCO Real Return Portfolio	MainStay VP PIMCO Real Return Portfolio
Administrative Class/Initial Class
Management Fee	0.50	0.50
12b-1 Fee	0.15	0.15
Other Expenses	0.01	0.13
Total Gross Expenses	0.66	0.78
Expense Waiver	0.00	0.12
Total Net Expenses	0.66	0.66

Adviser Class/Service Class
Management Fee	0.50	0.50
12b-1 Fee	0.25	0.25
Other Expenses	0.01	0.13
Total Gross Expenses	0.76	0.88
Expense Waiver	0.00	0.12
Total Net Expenses	0.76	0.76

Proposed Substitution 6
	Existing Portfolio	Replacement Portfolio
	UIF Emerging Markets Equity Portfolio	MainStay VP DFA DuPont Capital Emerging Markets Equity Portfolio
Class I/Initial Class
Management Fee	First $500 million: 1.25 Next $500 million: 1.20 Next $1.5 billion: 1.15 Over $2.5 billion: 1.00 Current: 1.22	1.20
12b-1 Fee	0.00	0.00
Other Expenses	0.39	0.17
Total Gross Expenses	1.61	1.37
Expense Waiver	0.01	0.00
Total Net Expenses	1.60	1.37

Class II/Service Class
Management Fee	1.22	1.20
12b-1 Fee	0.35	0.25
Other Expenses	0.39	0.17
Total Gross Expenses	1.96	1.62
Expense Waiver	0.31	0.00
Total Net Expenses	1.65	1.62

Proposed Substitution 7
	Existing Portfolio	Replacement Portfolio
	Alger Small Cap Growth Portfolio	MainStay VP Eagle Small Cap Growth Portfolio
Class I-2/Initial Class
Management Fee	0.81	0.85
12b-1 Fee	0.00	0.00
Other Expenses	0.14	0.08
Total Gross Expenses	0.95	0.93
Expense Waiver	0.00	0.00
Total Net Expenses	0.95	0.93

Class S Shares/Service Class
Management Fee	0.81	0.85
12b-1 Fee	0.25	0.25
Other Expenses	0.16	0.08
Total Gross Expenses	1.22	1.18
Expense Waiver	0.00	0.00
Total Net Expenses	1.22	1.18

Proposed Substitution 8
	Existing Portfolio	Replacement Portfolio
	Royce Small-Cap Portfolio	MainStay VP Eagle Small Cap Growth Portfolio
Investment Class/Initial Class
Management Fee	1.00	0.85
12b-1 Fee	0.00	0.00
Other Expenses	0.06	0.08
Total Gross Expenses	1.06	0.93
Expense Waiver	0.00	0.00
Total Net Expenses	1.06	0.93

Proposed Substitution 9
	Existing Portfolio	Replacement Portfolio
	Calvert VP SRI Balanced Portfolio	MainStay VP Janus Balanced Portfolio
Undesignated Shares/Initial Class
Management Fee* *Fee shown for Existing Portfolio includes administrative fee of 0.275	First $500 million: 0.70 Next $500 million: 0.65 Over $1 billion: 0.60 Current: 0.70	0.55
12b-1 Fee	0.00	0.00
Other Expenses	0.21	0.05
Total Gross Expenses	0.91	0.60
Expense Waiver	0.00	0.02
Total Net Expenses	0.91	0.58

The table below shows the total net assets of the Existing Portfolios as of December 31, 2010, and the Subaccount assets invested as of that date in the Existing Portfolios.  In the Proposed Substitutions, the Subaccount assets invested in the Existing Portfolios would move to corresponding Replacement Portfolios.  Accordingly, the Subaccount assets are shown below as assets of the Replacement Portfolios.  For convenience, share classes are consolidated for purposes of comparing the total net assets of the Existing and Replacement Portfolios.

Proposed Substitution	Existing Portfolio	Replacement Portfolio
1	Van Eck VIP Global Hard Assets Fund $1,308,386,718	MainStay VP Van Eck Global Hard Assets Portfolio $731,012,562
2	Janus Balanced Portfolio $1,720,187,957
Mainstay VP Janus  Balanced Portfolio
$740,441,466
(after consolidating  Subaccount assets of $694,685,983 invested in the Janus  Balanced Portfolio and $45,755,483 invested in the Calvert VP SRI Balanced Portfolio)

3	MFS Utilities Series $1,876,958,040	MainStay VP MFS Utilities Portfolio $677,923,679
4	T. Rowe Price Equity Income Portfolio $1,382,545,000	MainStay VP T. Rowe Price Equity Income Portfolio $407,942,999
5	PIMCO Real Return Portfolio $2,567,737,000	MainStay VP PIMCO Real Return Portfolio $112,601,863
6	UIF Emerging Markets Equity Portfolio $1,174,847,000	MainStay VP DFA DuPont Capital Emerging Markets Equity Portfolio $469,247,559
7	Alger Small Cap Growth Portfolio $590,219,495
MainStay VP Eagle Small Cap Growth Portfolio

$309,784,902
(after consolidating Subaccount assets of $143,051,264 invested in Alger Small Cap Growth Portfolio and $166,733,638 invested in Royce Small-Cap Portfolio)

8	Royce Small-Cap Portfolio $671,731,762
MainStay VP Eagle Small Cap Growth Portfolio

$309,784,902
(after consolidating  Subaccount assets of $166,733,638 invested in Royce Small-Cap Portfolio and $143,051,264 invested in Alger Small Cap Growth Portfolio)

9	Calvert VP SRI Balanced Portfolio $334,914,542
MainStay VP Janus  Balanced Portfolio

$740,441,466
(after consolidating Subaccount assets of $45,755,483 invested in Calvert VP SRI Balanced Portfolio and $694,685,983 invested in Janus  Balanced Portfolio)

4.  Performance History.  Because the Replacement Portfolios have no operating history, no comparison of performance to the Existing Portfolios is possible for any of the Proposed Substitutions.  In addition, because the Existing and Replacement Portfolios in Proposed Substitutions 1 through 5 will have the same investment objectives and principal investment strategies, and day-to-day portfolio management, and substantively identical principal risks, the Section 26 Applicants do not believe that comparative historical performance is a relevant factor in evaluating these Proposed Substitutions.  Nevertheless, the average total returns for the 1, 5, 10 or since inception periods ended December 31, 2010 for each Existing Portfolio are set out in the table below for informational purposes.  The Section 26 Applicants note that the estimated lower annual net operating expenses of certain of the Replacement Portfolios would positively affect the performance of the Replacement Portfolios as compared to that of the Existing Portfolios.

Average Annual Total Returns for Periods Ended December 31, 2010
Proposed Substitution	Existing Portfolio	1 Year	5 Years	10 Years	Since Inception (Inception Date)
1	Van Eck VIP Global Hard Asset Fund	29.23	14.70	16.76	10.01 (9/1/89)
2	Janus Balanced Portfolio - Institutional Shares	8.39	7.04	5.29	10.16 (9/13/93)
	Janus Balanced Portfolio - Service Shares	8.12	6.78	5.03	10.02 (12/31/99)
3	MFS Utilities Series - Initial Class	13.81	9.67	6.74	12.56 (1/3/95)
	MFS Utilities Series - Service Class	13.51	9.40	6.48	6.22 (5/1/00)
4	T. Rowe Price Equity Income Portfolio I	15.02	2.55	4.13	9.03 (3/31/94)
	T. Rowe Price Equity Income Portfolio II	14.74	2.29	n/a	4.12 (4/30/02)
5	PIMCO Real Return Portfolio - Administrative Class	8.10	5.80	7.55	7.94 (9/30/99)
	PIMCO Real Return Portfolio - Advisor Class	8.00	n/a	n/a	5.76 (2/28/06)
6	UIF Emerging Markets Equity Portfolio - Class I	19.02	11.05	13.50	8.37 (10/1/96)
	UIF Emerging Markets Equity Portfolio - Class II	18.94	11.02	n/a	19.11 (1/10/03)
7	Alger Small Cap Growth Portfolio - Class I-2 Shares	25.29	6.50	3.29	10.09 (9/21/88)
	Alger Small Cap Growth Portfolio - Class S Shares	24.94	6.23	n/a	9.80 (5/1/02)
8	Royce Small-Cap Portfolio	20.52	6.06	10.35	12.14 (12/27/96)
9	Calvert VP SRI Balanced Portfolio	12.10	1.52	1.86	6.90 (9/2/86)

With respect to Proposed Substitutions 6 through 9, although the Replacement Portfolios have no operating history, the Subadvisors of the Replacement Portfolios have experience managing strategies with substantially similar investment objectives, policies, and strategies.  The performance of these Subadvisors in managing such strategies appears below.

		Average Annual Total Returns for Periods Ended December 31, 2010
Subadvisor	Replacement Portfolio to be Subadvised	1 Year	5 Years	10 Years	Since Inception (Inception Date)
Dimensional Fund Advisors LP	MainStay VP DFA DuPont Capital Emerging Markets Equity Portfolio	24.49	15.84	n/a	19.11 (4/1/98)
DuPont Capital Management Corporation	MainStay VP DFA DuPont Capital Emerging Markets Equity Portfolio	23.07	17.12	20.45	16.43 (10/1/99)
Eagle	MainStay VP Eagle Small Cap Growth Portfolio	31.11	n/a	n/a	6.25 (1/01/08)
Janus Capital Management LLC	MainStay VP Janus Balanced Portfolio	8.39	7.04	5.29	10.16 (9/13/93)

D.  Procedures for the Proposed Substitutions

1.  Prospectus Supplements.   The Proposed Substitutions requested in this Application will be described in supplements to the applicable prospectuses for the Contracts filed with the Commission or in other supplemental disclosure documents, (collectively, “Supplements”) and delivered to all affected Contract Owners at least 30 days before the Substitution Date.  Each Supplement will give the relevant Contract Owners notice of NYLIAC's intent to take the necessary actions, including seeking the order requested by this Application, to substitute shares of the Existing Portfolios as described herein on the Substitution Date.  Each Supplement also will advise Contract Owners that from the date of the Supplement until the Substitution Date, Contract Owners are permitted to transfer all of or a portion of their Contract value out of any Subaccount investing in an Existing Portfolio (“Existing Portfolio Subaccount”) to any other Subaccounts offered under their Contracts without the transfer being counted as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contracts.  In addition, each Supplement will (a) instruct Contract Owners how to submit transfer requests in light of the Proposed Substitutions; (b) advise Contract Owners that any Contract value remaining in an Existing Portfolio Subaccount on the Substitution Date will be transferred to a Subaccount investing in the corresponding Replacement Portfolio (“Replacement Portfolio Subaccount”), and that the Substitutions will take place at relative net asset value; (c) inform Contract Owners that for at least thirty (30) days following the Substitution Date, NYLIAC will permit Contract Owners to make transfers of Contract value out of each Replacement Portfolio Subaccount to any other Subaccounts offered under their Contracts without the transfer being counted as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contracts; and (d) inform Contract Owners that, except as described in the market timing limitations section of the relevant prospectus, NYLIAC will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers out of a Replacement Portfolio Subaccount for at least thirty (30) days after the Substitution Date.

NYLIAC will send Contract Owners the prospectus for the Replacement Portfolios in accordance with applicable legal requirements. The prospectus for the Replacement Portfolio will disclose and explain the substance and effect of the Manager of Managers Order.

2.  Confirmation Statements.  In addition to the Supplement distributed to Contract Owners, within five (5) business days after the Substitution Date, Contract Owners will be sent a written confirmation of the completed Proposed Substitutions in accordance with Rule 10b-10 under the Securities Exchange Act of 1934, as amended. The confirmation statement will include or be accompanied by a statement that reiterates the free transfer rights disclosed in the Supplements.

3.  Redemption and Purchase of Shares.   Each Substitution will take place at the applicable Existing and Replacement Portfolios’ relative per share net asset values determined on the Substitution Date in accordance with Section 22 of the 1940 Act and Rule 22c-1 thereunder.  Accordingly, the Proposed Substitutions will have no negative financial impact on any Contract Owner.  Each Proposed Substitution will be effected by having each Existing Portfolio Subaccount redeem its Existing Portfolio shares in cash and/or in-kind (as described herein) on the Substitution Date at net asset value per share and purchase shares of the appropriate Replacement Portfolio at net asset value per share calculated on the same date.  In the event that either the Manager or the relevant Subadvisor of a Replacement Portfolio declines to accept, on behalf of the Replacement Portfolio, securities redeemed in-kind by an Existing Portfolio, such Existing Portfolio shall instead provide cash equal to the value of the declined securities so that Contract Owners’ Contract values will not be adversely impacted or diluted.

4.  Limits on Expenses.  NYLIAC or an affiliate will pay all expenses and transaction costs reasonably related to the Proposed Substitutions, including all legal, accounting, and brokerage expenses relating to the Proposed Substitutions, the below described disclosure documents, and this Application.  No costs of the Proposed Substitutions will be borne directly or indirectly by Contract Owners.  Affected Contract Owners will not incur any fees or charges as a result of the Proposed Substitutions, nor will their rights or the obligations of NYLIAC under the Contracts be altered in any way.  The Proposed Substitutions will not cause the fees and charges under the Contracts currently being paid by Contract Owners to be greater after the Proposed Substitutions than before the Proposed Substitutions.

In addition, the Manager will enter into a written contract with the Replacement Portfolios whereby during the two years following the Substitution Date the annual net operating expenses of each Replacement Portfolio will not exceed the annual net operating expenses of each corresponding Existing Portfolio for the fiscal year ended December 31, 2010.

III.  REQUEST FOR AN ORDER OF APPROVAL
PURSUANT TO SECTION 26(c)

The Section 26 Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the Proposed Substitutions.

A.   Applicable Law

Section 26(c) of the 1940 Act makes it unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission approves the substitution.  Section 26(c) requires the Commission to issue an order approving a substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 26(c) (then denominated as Section 26(b)) was enacted as part of the Investment Company Act Amendments of 1970 (“1970 Amendments”).  Prior to the 1970 Amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust's security holders of the substitution within five days after such substitution.  In 1966, the Commission was concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in a unit investment trust following a substitution.12 The Commission recommended that Section 26 be amended to require that a proposed substitution of the underlying investments of a trust receive prior Commission approval.   Congress responded to the Commission's concerns by enacting Section 26(c) to require that the Commission approve all substitutions by the depositor of investments held by a unit investment trust. The Senate Report on the bill explained the purpose of Section 26(c) as follows:

12 House Committee on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

The proposed amendment recognizes that in the case of a unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to the shareholders, if dissatisfied, would be to redeem their shares.  A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load.  The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution.  The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.13

The legislative history makes clear that the purpose of Section 26(c) is to protect the expectation of investors in a unit investment trust that the trust will accumulate shares of a particular issuer by preventing unscrutinized substitutions that might, in effect, force shareholders dissatisfied with the substituted security to redeem their shares, thereby possibly incurring either a loss of the sales load deducted from initial premium payments, an additional sales load upon reinvestment of the redemption proceeds, or both.14  Moreover, a Contract Owner forced to redeem may suffer adverse tax consequences.  Section 26(c) affords this protection to investors by preventing a depositor or trustee of a unit investment trust that holds shares of one issuer from substituting for those shares the shares of another issuer unless the Commission approves that substitution.

13  S. Rep. No. 184, 91st Cong., 1st Sess. 41 (1969); H. Rep. No. 1382, 91st Cong., 2d. Sess. 33 (1970).

14  House Comm. on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

B.   Basis for Section 26(c) Order

The Proposed Substitutions are in furtherance of the exercise, by NYLIAC, of rights reserved under the Contracts and disclosed in prospectuses relating thereto.  The Proposed Substitutions are intended to appeal to existing and prospective Contract Owners by providing Replacement Portfolios that will have the same or lower costs as the corresponding Existing Portfolios and investment objectives, principal investment strategies, principal risks, and day-to-day portfolio management that will be, in the case of Proposed Substitutions 1 through 5, the same as or substantively identical to those of the corresponding Existing Portfolios, or that, in the case of Proposed Substitutions 6 through 9, will be substantially consistent with those of the corresponding Existing Portfolios.  The Proposed Substitutions also will result in fewer and more uniform disclosures to Contract Owners, thereby making information about the investment options available under the Contracts easier to navigate and understand.  In addition, the Proposed Substitutions will benefit NYLIAC by making the administration of the Contracts more efficient.

Furthermore, the terms and conditions of the Proposed Substitutions are consistent with the principles and purposes of Section 26(c) and do not entail any of the abuses that Section 26(c) is designed to prevent.  The Proposed Substitutions will not result in the type of costly forced redemption that Section 26(c) was intended to guard against and, for the following reasons, are consistent with the protection of investors and the purposes fairly intended by the 1940 Act:

(1)
The costs reasonably related to the Proposed Substitutions will be borne by NYLIAC or an affiliate and will not be borne by Contract Owners.  No charges will be assessed to the Contract Owners to effect the Proposed Substitutions.

(2)
The Proposed Substitutions will be effected, in all cases, at the relative net asset values of the shares of the Existing and Replacement Portfolios, without the imposition of any transfer or similar charge and with no change in the amount of any Contract Owner’s Contract value.

(3)
The Proposed Substitutions will not cause the fees and charges under the Contracts currently being paid by Contract Owners to be greater after the Proposed Substitutions than before the Proposed Substitutions, and in each case will result in Contract Owners’ Contract values being moved to a Replacement Portfolio with the same or lower total expenses than those of the corresponding Existing Portfolio.

(4)
Expense limits will be in place for two years following the Substitution Date to assure that Contract Owners investing in Replacement Portfolio Subaccounts will not incur expenses following the Proposed Substitutions that are higher than what they were prior to the Proposed Substitutions when they invested in the Existing Portfolio Subaccounts.

(5)
All affected Contract Owners will be given notice of the Proposed Substitutions prior to the Substitution Date and will have an opportunity to reallocate their Contract value among other available Subaccounts without the imposition of any charge or limitation (unless such transfers are made in connection with market timing or other disruptive trading activity), thereby minimizing the likelihood of being invested through a Subaccount in an undesired Portfolio.

(6)	The Proposed Substitutions will in no way alter the insurance benefits to Contract Owners or the contractual obligations of NYLIAC.

(7)
The Proposed Substitutions will in no way alter the tax treatment of Contract Owners in connection with their Contracts, and no tax liability will arise for Contract Owners as a result of the Proposed Substitutions.

C.  Applicable Precedents

The Section 26 Applicants submit that each of the Proposed Substitutions is consistent with the protection of investors and the policy and provisions of the 1940 Act and supported by applicable precedent.15

D.  Request for an Order of Approval

The Section 26 Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the Proposed Substitutions. The Section 26 Applicants submit that, for all the reasons stated above, the Proposed Substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

15 E.g., MetLife Insurance Company of Connecticut, et al., Investment Company Act Release No. 29544 (Dec. 28, 2010) (notice); Investment Company Act Release No. 29570 (Jan. 24, 2011) (order) (File No. 812-13816) [hereinafter MetLife]; Aetna Life Insurance and Annuity Company, et al., Investment Company Act Release No. 27765 (July 25, 1997) (notice); Investment Company Act Release No. 22794 (Aug. 21, 1997) (order) (File No. 812-10722) [hereinafter Aetna].

IV. REQUEST FOR AN ORDER OF EXEMPTION UNDER SECTION 17(b)

The Section 17 Applicants respectfully request that the Commission issue an order pursuant to Section 17(b) of the 1940 Act exempting them from the provisions of Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the In-Kind Transactions.

A. Applicable Law

Section 17(a)(1) of the 1940 Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from knowingly selling any security or other property to that company. Section 17(a)(2) of the 1940 Act generally prohibits the same persons, acting as principals, from knowingly purchasing any security or other property from the registered investment company.
Section 2(a)(3) of the 1940 Act defines the term “affiliated person” of another person, in relevant part, as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; [or] (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person . . . .

Section 2(a)(9) of the 1940 Act states that any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company.

Certain Existing and Replacement Portfolios may be deemed to be affiliated persons of one another, or affiliated persons of an affiliated person.  Shares held by a separate account of an insurance company are legally owned by the insurance company. Currently, NYLIAC, through its Separate Accounts, owns more than 25% of the shares of each Existing Portfolio other than the PIMCO Real Return Portfolio,16 and therefore may be deemed to be a control person of these Existing Portfolios.  In addition, New York Life Investments, as the Manager of the Replacement Portfolios, may be deemed to be a control person thereof.   Because NYLIAC and New York Life Investments are under common control, entities that they control likewise may be deemed to be under common control, and thus affiliated persons of each other, notwithstanding the fact that the Contract Owners may be considered the beneficial owners of those shares held in the Separate Accounts.

These Existing Portfolios and the Replacement Portfolios also may be deemed to be affiliated persons of affiliated persons.  This result follows from the fact that, regardless of whether NYLIAC can be considered to control these Existing and Replacement Portfolios, NYLIAC may be deemed to be an affiliated person thereof because it, through its Separate Accounts, owns of record 5% or more of the outstanding shares of such Portfolios. In addition, NYLIAC may be deemed an affiliated person of the Replacement Portfolios because its affiliate, New York Life Investments, may be deemed to control the Replacement Portfolios by virtue of serving as their investment adviser.  As a result of these relationships, each of these Existing Portfolios may be deemed to be an affiliated person of an affiliated person (NYLIAC or the Separate Accounts) of the Replacement Portfolios, and vice versa.

16 NYLIAC currently owns less than 5% of the PIMCO Real Return Portfolio.

The proposed In-Kind Transactions, therefore, could be seen as the indirect purchase of shares of a Replacement Portfolio with portfolio securities of the corresponding Existing Portfolio and conversely the indirect sale of portfolio securities of the Existing Portfolio for shares of the corresponding Replacement Portfolio.  The proposed In-Kind Transactions also could be categorized as a purchase of shares of the Replacement Portfolio by the Existing Portfolio, acting as principal, and a sale of portfolio securities by the Existing Portfolio, acting as principal, to the Replacement Portfolio.  In addition, the proposed In-Kind Transactions could be viewed as a purchase of securities from the Existing Portfolio and a sale of securities to the Replacement Portfolio by NYLIAC (or the Separate Accounts), acting as principal.17  If characterized in this manner, the proposed In-Kind Transactions may be deemed to contravene Section 17(a) due to the affiliated status of these entities.

Section 17(b) of the 1940 Act provides that the Commission may, upon application, issue an order exempting any proposed transaction from the provisions of Section 17(a) if evidence establishes that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under the 1940 Act; and (3) the proposed transaction is consistent with the general purposes of the 1940 Act.

17 We note, in this regard, that the position taken by the Commission’s staff in Signature Financial Group, Inc., SEC Staff No-Action Letter (Dec. 28, 1999), with respect to enforcement of Section 17(a) in the context of in-kind redemptions by affiliates, is not contrary to the Section 17 Applicants’ request, as that letter specifically states that redemptions in-kind by a fund to affiliated shareholders “trigger” Section 17(a), even though the staff would not recommend enforcement action against such a fund so long as certain conditions that are consistent with the purposes of Section 17(a) are met.

B. Basis for a Section 17(b) Order

The Section 17 Applicants submit that the terms of the proposed In-Kind Transactions, including the consideration to be paid and received, as described in this Application, are reasonable and fair and do not involve overreaching on the part of any person concerned. The Section 17 Applicants also submit that the proposed In-Kind Transactions are consistent with the policies of each of the Existing Portfolios and the Replacement Portfolios involved in such Transactions, as recited in their current registration statement and reports filed with the Commission. Finally, the Section 17 Applicants submit that the proposed In-Kind Transactions are consistent with the general purposes of the 1940 Act.

The Commission has previously granted exemptions from Section 17(a), in circumstances substantially identical in all material respects to those presented in this Application, to applicants who have proposed to effect substitution transactions by redeeming in-kind the shares of the current investment company and purchasing shares of the new substitute investment company by using investment securities of the type that the substitute investment company might otherwise purchase in the ordinary course of business.18 In those instances, the Commission has issued orders pursuant to Section 17(b) of the 1940 Act where the expense of liquidating such investment securities and using the cash proceeds to purchase shares of the substitute investment company would have reduced the value of the investors’ ultimate investment in such shares.

18 See, e.g., Metlife and Aetna, supra note 15.

1. Reasonableness and Fairness and the Absence of Overreaching

The Section 17 Applicants maintain that the terms of the proposed In-Kind Transactions, including the consideration to be paid and received, are reasonable, fair, and do not involve overreaching because: (1) the proposed In-Kind Transactions will not adversely affect or dilute the interests of Contract Owners; and (2) the proposed In-Kind Transactions will comply with the conditions set forth in Rule 17a-7 and the 1940 Act, other than the requirement relating to cash consideration, as described below.

The In-Kind Transactions will be effected at the respective net asset values of the Existing Portfolio and the Replacement Portfolio involved, as determined in accordance with the procedures disclosed in their respective registration statements and as required by Rule 22c-1 under the 1940 Act. The In-Kind Transactions will not change the dollar value of any Contract Owner’s investment in any of the Separate Accounts, the value of any Contract, the accumulation value or other value credited to any Contract, or the death benefit payable under any Contract. Immediately after the proposed In-Kind Transactions, the value of a Separate Account’s investment in a Replacement Portfolio will equal the value of its investments in the corresponding Existing Portfolio (together with the value of any pre-existing investments in the Replacement Portfolio) immediately before the In-Kind Transactions.

In addition, the Section 17 Applicants will assure themselves that the In-Kind Transactions will be in substantial compliance with the conditions of Rule 17a-7, which outline the types of safeguards that parties to such transactions should implement to ensure that the terms of a transaction involving a registered investment company and an affiliated person thereof are fair and reasonable, and that the transaction does not involve overreaching on the part of any person involved in the transaction.

When the Commission initially proposed and adopted Rule 17a-7, it noted that the purpose of the Rule was to eliminate the filing and processing of applications “in circumstances where there appears to be no likelihood that the statutory finding for a specific exemption under Section 17(b) could not be made” by establishing conditions as to the availability of the exemption that are limited “to those situations where the Commission, upon the basis of its experience, considers that there is no likelihood of overreaching of the investment companies participating in the transaction.”19 When the Commission amended Rule 17a-7 in 1981 to cover transactions involving non-investment company affiliates, it indicated that such transactions could be reasonable and fair and not involve overreaching if appropriate conditions were imposed on the transaction.20

19 Investment Company Act Release Nos. 4604 (May 20, 1966) (proposing release) and 4697 (Sept. 8, 1966) (adopting release).

20 Investment Company Act Release No. 11136 (Apr. 21, 1980) (proposing release).

The Section 17 Applicants respectfully submit that because the proposed In-Kind Transactions would comply in substance with the principal conditions of Rule 17a-7, the Commission should consider the extent to which the In-Kind Transactions would meet these or other similar conditions and issue an order if such conditions would provide the substance of the protections embodied in Rule 17a-7.  The Section 17 Applicants will assure themselves that the proposed In-Kind Transactions will comply with the conditions of Rule 17a-7, except that the consideration paid for the securities being purchased or sold will not be cash.

The proposed In-Kind Transactions will be effected based upon the independent current market price of the portfolio securities as specified in paragraph (b) of Rule 17a-7.  The proposed In-Kind Transactions will be consistent with the policy of each registered investment company and separate series thereof participating in the In-Kind Transactions, as recited in the relevant registered investment companies’ registration statements or reports in accordance with paragraph (c) of Rule 17a-7.  In addition, the proposed In-Kind Transactions will comply with paragraph (d) of Rule 17a-7 because no brokerage commission, fee, or other remuneration (except for any customary transfer fees) will be paid to any party in connection with the proposed In-Kind Transactions. Moreover, each of the Existing and Replacement Portfolios involved will be responsible for compliance with the applicable board oversight and fund governance provisions of paragraphs (e) and (f) of Rule 17a-7.  Finally, a written record of the proposed In-Kind Transactions will be maintained and preserved in accordance with paragraph (g) of Rule 17a-7.21

21 Because the relevant Separate Accounts have not adopted procedures pursuant to Rule 17a-7, they cannot effect the Proposed Substitutions pursuant to such procedures nor can they maintain copies of such procedures. Nonetheless, the Section 17 Applicants represent that they will maintain all records relating to the Substitution in a manner consistent with Rule 17a-7.

Even though the proposed In-Kind Transactions will not comply with the cash consideration requirement of paragraph (a) of Rule 17a-7, the terms of the proposed In-Kind Transactions will offer to the relevant Existing and Replacement Portfolios the same degree of protection from overreaching that Rule 17a-7 generally provides in connection with the purchase and sale of securities under that Rule in the ordinary course of business.  In particular, the Section 17 Applicants cannot effect the proposed In-Kind Transactions at a price that is disadvantageous to either an Existing Portfolio or a Replacement Portfolio, and the proposed In-Kind Transactions will not occur absent an exemptive order from the Commission. The Section 17 Applicants intend that the In-Kind Transactions will be carried out in substantial compliance with the other conditions of Rule 17a-7 as discussed above.

2. Consistency with the Policy of Each Portfolio Concerned

The proposed redemption of shares of each Existing Portfolio will be consistent with its investment policies, as recited in its current registration statement, because the shares will be redeemed at their net asset value in conformity with Rule 22c-1 under the 1940 Act. Likewise, the proposed sale of shares of each Replacement Portfolio for investment securities will be consistent with its investment policies, as recited in its registration statement, because: (1) the shares will be sold at their net asset value; and (2) the investment securities will be of the type and quality that the Replacement Portfolio could have acquired with the proceeds from the sale of their shares had the shares been sold for cash. To assure the second of these conditions is met, the Manager and certain Advisers that will continue to manage the assets that are being transferred to a Replacement Portfolio after certain of the Proposed Substitutions will examine the portfolio securities being transferred to the Replacement Portfolio to ensure that they are consistent with that Replacement Portfolio’s investment objective and policies and could have been acquired by the Replacement Portfolio in a cash transaction.

3. Consistency with the General Purposes of the 1940 Act

The proposed In-Kind Transactions, as described herein, are consistent with the general purposes of the 1940 Act as stated in the Findings and Declaration of Policy in Section 1 of the 1940 Act. The proposed In-Kind Transactions do not present any conditions or abuses that the 1940 Act was designed to prevent. In particular, Sections 1(b)(2) and 1(b)(3) of the 1940 Act state, among other things, that the national public interest and the interest of investors are adversely affected “when investment companies are organized, operated, managed, or their portfolio securities are selected in the interest of directors, officers, investment advisers, depositors, or other affiliated persons thereof… or in the interest of other investment companies or persons engaged in other lines of business, rather than in the interest of all classes of such companies’ security holders;… when investment companies issue securities containing inequitable or discriminatory provisions, or fail to protect the preferences and privileges of the holders of their outstanding securities.” As explained above, the terms of the proposed In-Kind Transactions are designed to prevent the abuses described in Sections 1(b)(2) and 1(b)(3) of the 1940 Act.

C. Request for an Order

The Section 17 Applicants respectfully submit that, for all the reasons stated above, the Commission should issue an order pursuant to Section 17(b) of the 1940 Act exempting them from the provisions of Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the proposed In-Kind Transactions described above.  The Section 17 Applicants assert that the terms of the proposed In-Kind Transactions as set forth herein, including the consideration to be paid and received, are reasonable and fair to: (1) each Existing Portfolio and corresponding Replacement Portfolio; and (2) Contract Owners.  The Section 17 Applicants also assert that the proposed In-Kind Transactions do not involve overreaching on the part of any person concerned. Furthermore, the Section 17 Applicants represent that the proposed In-Kind Transactions are, or will be, consistent with all relevant policies of (1) each Existing Portfolio and corresponding Replacement Portfolio as stated in their respective registration statements and reports filed under the 1940 Act, and (2) the general purposes of the 1940 Act.

VI. CONCLUSION

For the reasons set forth in this Application, the Section 26 Applicants and Section 17 Applicants, respectively, submit that the Proposed Substitutions and the related In-Kind Transactions meet the standards of Section 26(c) of the 1940 Act and Section 17(b) of the 1940 Act and respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act and an order of exemption pursuant to Section 17(b) of the 1940 Act and that such orders be made effective as soon as possible.

APPENDIX A

Separate Account	’33 Act #	’40 Act #	Date of Creation	Contracts Affected by the Proposed Substitutions	Existing Portfolios Involved in the Proposed Substitutions that Are Offered in the Contract
NYLIAC Variable Annuity Separate Account—I	033-53342	811-07280	October 15, 1992	New York Life Flexible Premium Variable Annuity (000-190)	All
NYLIAC Variable Annuity Separate Account—II	033-53344	811-07282		New York Life Flexible Premium Variable Annuity (000-190)	All
NYLIAC Variable Annuity Separate Account—III	033-87382	811-08904	November 30, 1994	• New York Life Variable Annuity o (993-190) (original) o (995-190) • New York Life Access Variable Annuity o (200-090) (original) o (204-191)	All

Separate Account	’33 Act #	’40 Act #	Date of Creation	Contracts Affected by the Proposed Substitutions	Existing Portfolios Involved in the Proposed Substitutions that Are Offered in the Contract

•  New York Life Access Variable Annuity (f/k/a MainStay Access Variable Annuity) (200-090)

•  New York Life Plus Variable Annuity (f/k/a MainStay Plus Variable Annuity) (999-190)

•  New York Life Essentials Variable Annuity (202-192)

•  New York Life  Plus II Variable Annuity (f/k/a MainStay Plus II Variable Annuity) (202-192)
All
NYLIAC Variable Annuity Separate Account—III	333-80535	New York Life Flexible Premium Variable Annuity (000-190)	All

Separate Account	’33 Act #	’40 Act #	Date of Creation	Contracts Affected by the Proposed Substitutions	Existing Portfolios Involved in the Proposed Substitutions that Are Offered in the Contract
NYLIAC Variable Annuity Separate Account—III	333-30706

•  New York Life Premium Plus Variable Annuity (f/k/a MainStay Premium Plus Variable Annuity) (200-190)

•  New York Life Premium Plus II Variable Annuity (f/k/a MainStay Premium Plus II Variable Annuity) (203-190)

•  New York Life  Premium Plus Variable Annuity (200-195)

•      New York Life Premium Plus II Variable Annuity (203-195)

All
NYLIAC Variable Annuity Separate Account—III	333-81530	• New York Life Select Variable Annuity (202-190)	All
		• New York Life Select Variable Annuity (f/k/a MainStay Select Variable Annuity) (202-190)	All

Separate Account	’33 Act #	’40 Act #	Date of Creation	Contracts Affected by the Proposed Substitutions	Existing Portfolios Involved in the Proposed Substitutions that Are Offered in the Contract
NYLIAC Variable Annuity Separate Account—III	333-156018			• New York Life Premier Plus Variable Annuity (208-192) • New York Life Premier Variable Annuity (208-191)	All except: • Alger Small Cap Growth
NYLIAC Variable Annuity Separate Account—III	333-158552			New York Life Complete Access (208-190)	All except: ▪ Alger Small Cap Growth
NYLIAC Variable Annuity Separate Account—IV	333-106806	811-21397	June 10, 2003	• New York Life Elite Variable Annuity (203-193) • New York Life Elite Variable Annuity (f/k/a MainStay Elite Variable Annuity) (203-193) • New York Life Premium Plus Elite Variable Annuity (204-193)	All

Separate Account	’33 Act #	’40 Act #	Date of Creation	Contracts Affected by the Proposed Substitutions	Existing Portfolios Involved in the Proposed Substitutions that Are Offered in the Contract
NYLIAC Variable Annuity Separate Account—IV	333-130068			• New York Life Longevity Benefit Variable Annuity (206-193) • New York Life Longevity Benefit Variable Annuity (f/k/a MainStay Longevity Benefit Variable Annuity) (206-193)	All
NYLIAC Variable Annuity Separate Account—IV	333-156019			• New York Life Premier Plus Variable Annuity (208-192) ▪ New York Life Premier Variable Annuity (208-191)	All except: ▪ Alger Small Cap Growth
NYLIAC Variable Universal Life Separate Account—I	033-64410	811-07798	June 4, 1993	Flexible Premium Variable Universal Life (793-90)*	All
NYLIAC Variable Universal Life Separate Account—I	333-79309			NYLIAC Variable Universal Life 2000* ▪ (799-90) (original) ▪ (302-90)	All

Separate Account	’33 Act #	’40 Act #	Date of Creation	Contracts Affected by the Proposed Substitutions	Existing Portfolios Involved in the Proposed Substitutions that Are Offered in the Contract
NYLIAC Variable Universal Life Separate Account—I	333-39157	NYLIAC Survivorship Variable Universal Life* o (797-150) (original) o (302-150)	All
NYLIAC Variable Universal Life Separate Account—I	333-47728	NYLIAC Single Premium Variable Universal Life* o (301-95) (original) o (302-95) o (303-95)	All
NYLIAC Variable Universal Life Separate Account—I	333-57210	• NYLIAC Pinnacle Variable Universal Life* o (300-80) (original) o (300-82) • NYLIAC Pinnacle Survivorship Variable Universal Life* o (300-81) (original) o (300-83)	All except: • Royce Small Cap • Calvert VP SRI Balanced Portfolio
NYLIAC Variable Universal Life Separate Account —I	33-102674	NYLIAC Variable Universal Life Provider* o (300-30) (original) o (300-31)	All

Separate Account	’33 Act #	’40 Act #	Date of Creation	Contracts Affected by the Proposed Substitutions	Existing Portfolios Involved in the Proposed Substitutions that Are Offered in the Contract
NYLIAC Variable Universal Life Separate Account—I	333-147707	• New York Life Survivorship Variable Universal Life Accumulator* (308-150) • New York Life Variable Universal Life Accumulator* (308-30)	All
NYLIAC Variable Universal Life Separate Account—I	333-156513	New York Life Legacy Creator Single Premium Variable Universal Life* (308-95)	All
NYLIAC Variable Universal Life Separate Account—I	333-166664	New York Life Lifetime Wealth Variable Universal Life** (310-91)	All except: • Janus Balanced • MFS Utilities Series • PIMCO Real Return Portfolio • Alger Small Cap Growth • Calvert VP SRI Balanced Portfolio

Separate Account	’33 Act #	’40 Act #	Date of Creation	Contracts Affected by the Proposed Substitutions	Existing Portfolios Involved in the Proposed Substitutions that Are Offered in the Contract
NYLIAC Corporate Sponsored Variable Universal Life Separate Account—I	333-07617	811-07697	May 24, 1996	NYLIAC Corporate Sponsored Variable Universal Life*** (796-40)	All except: • Van Eck VIP Global Hard Assets Fund • MFS Utilities Series • Royce Small-Cap • PIMCO Real Return Portfolio • Alger Small Cap Growth • Calvert VP SRI Balanced Portfolio
NYLIAC Corporate Sponsored Variable Universal Life Separate Account—I	333-48300			CorpExec VUL: Corporate Executive Series Variable Universal Life**** o CorpExec II-V (300-40) o CorpExec VI (307-43)	All except: • Alger Small Cap Growth • Calvert VP SRI Balanced Portfolio

Separate Account	’33 Act #	’40 Act #	Date of Creation	Contracts Affected by the Proposed Substitutions	Existing Portfolios Involved in the Proposed Substitutions that Are Offered in the Contract
NYLIAC Corporate Sponsored Variable Universal Life Separate Account—I	333-161336			NYLIAC CorpExec Accumulator Variable Universal Life**** (309-20)	All except: • Alger Small Cap Growth
NYLIAC Private Placement Variable Universal Life Separate Accounts – I & II	N/A	N/A	December 10, 2001	• NYLIAC CorpExec Private Placement Variable Universal Life***** o 304-46C (Group) o 304-47	All
				• Magnastar Private Placement Variable Universal Life****** o 301-10C(Group) o 301-10.24 o 301-11	All except: • MFS Utilities Series • UIF Emerging Markets Equity • Royce Small-Cap • Alger Small Cap Growth • Calvert VP SRI Balanced Portfolio

All of the variable annuity contracts listed above offer either 41 or 42 investment divisions, 21 of which invest in Portfolios of the MainStay VP Funds Trust.  The variable universal life policies listed above and denoted with asterisks offer the following number of investment divisions:

*	37 or 38 investment divisions, 20 of which invest in Portfolios of the MainStay VP Funds Trust.
**	45 investment divisions, 5 of which invest in Portfolios of the MainStay VP Funds Trust.
***	18 investment divisions, 11 of which invest in Portfolios of the MainStay VP Funds Trust.
****	80 investment divisions, 13 of which invest in Portfolios of the MainStay VP Funds Trust.
*****	82 investment divisions, 11 of which invest in Portfolios of the MainStay VP Funds Trust.
******	34 or 35 investment divisions, 11 of which invest in Portfolios of the MainStay VP Funds Trust.

APPENDIX B

Proposed Substitution 1
	Existing Portfolio	Replacement Portfolio
Portfolio Name	Van Eck VIP Global Hard Assets Fund	MainStay VP Van Eck Global Hard Assets Portfolio
Adviser	Van Eck Associates Corporation	New York Life Investments
Subadvisor	NA	Van Eck Associates Corporation
Investment Objective	The Van Eck VIP Global Hard Assets Fund seeks long-term capital appreciation by investing primarily in hard asset securities. Income is a secondary consideration.	The Portfolio seeks long-term capital appreciation by investing primarily in hard asset securities. Income is a secondary consideration.
Principal Investment Strategy
Under normal conditions, the Fund invests at least 80% of its net assets in securities of “hard asset” companies and instruments that derive their value from “hard assets”. Hard assets include precious metals (including gold), base and industrial metals, energy, natural resources and other commodities. A hard assets company is a company that derives directly or indirectly, at least 50% of its revenues from exploration, development, production, distribution or facilitation of processes relating to hard assets. The Fund concentrates its investments in the securities of hard assets companies and instruments that derive their value from hard assets. The Fund is considered to be “non-diversified” which means that it may invest in fewer securities than a “diversified” Portfolio.

The Fund may invest without limitation in any one hard asset sector and is not required to invest any portion of its assets in any one hard asset sector. The Fund may invest in securities of companies located anywhere in the world, including the U.S. Under ordinary circumstances, the Fund will invest in securities of issuers from a number of different countries, and may invest any amount of its assets in emerging markets. The Fund may invest in securities of companies of any capitalization range.

The Portfolio, under normal circumstances invests at least 80% of its assets (net assets plus any borrowing for investment purposes) in securities of “hard asset” companies and instruments that derive their value from “hard assets”. Hard assets include precious metals (including gold), base and industrial metals, energy, natural resources and other commodities. A hard assets company is a company that derives directly or indirectly, at least 50% of its revenues from exploration, development, production, distribution or facilitation of processes relating to hard assets. The Portfolio concentrates its investments in the securities of hard assets companies and instruments that derive their value from hard assets. The Portfolio is considered to be “non-diversified” which means that it may invest in fewer securities than a “diversified” Portfolio.

The Portfolio may invest without limitation in any one hard asset sector and is not required to invest any portion of its assets in any one hard asset sector. The Portfolio may invest in securities of companies located anywhere in the world, including the U.S. Under ordinary circumstances, the Portfolio will invest in securities of issuers from a number of different countries, and may invest any amount of its assets in emerging markets. The Portfolio may invest in securities of companies of any capitalization range.

Proposed Substitution 1
Existing Portfolio	Replacement Portfolio

Utilizing qualitative and quantitative measures, the Fund’s investment management team selects equity securities of companies that it believes represent value opportunities and/or that have growth potential. Candidates for the Fund’s portfolio are evaluated based on their relative desirability using a wide range of criteria and are regularly reviewed to ensure that they continue to offer absolute and relative desirability.

The Fund may use derivative instruments, such as structured notes, futures, options and swap agreements, to gain or hedge exposure to hard assets, hard asset companies and other assets. The Fund may enter into foreign currency transactions to attempt to moderate the effect of currency fluctuations. The Fund may write covered call options on portfolio securities to the extent that the value of all securities with respect to which covered calls are written does not exceed 10% of the Fund’s net asset value.

The Fund may also invest up to 20% of its net assets in securities issued by other investment companies, including exchange-traded funds (“ETFs”). The Fund may also invest in money market funds, but these investments are not subject to this limitation. The Fund may invest in ETFs to participate in, or gain rapid exposure to, certain market sectors, or when direct investments in certain countries are not permitted.

Utilizing qualitative and quantitative measures, the Portfolio’s investment management team selects equity securities of companies that it believes represent value opportunities and/or that have growth potential. Candidates for the Portfolio’s portfolio are evaluated based on their relative desirability using a wide range of criteria and are regularly reviewed to ensure that they continue to offer absolute and relative desirability.

The Portfolio may use derivative instruments, such as structured notes, futures, options and swap agreements, to gain or hedge exposure to hard assets, hard asset companies and other assets. The Portfolio may enter into foreign currency transactions to attempt to moderate the effect of currency fluctuations. The Portfolio may write covered call options on portfolio securities to the extent that the value of all securities with respect to which covered calls are written does not exceed 10% of the Portfolio’s net asset value.

The Portfolio may also invest up to 20% of its net assets in securities issued by other investment companies, including exchange-traded Portfolios (“ETFs”). The Portfolio may also invest in money market Portfolios, but these investments are not subject to this limitation. The Portfolio may invest in ETFs to participate in, or gain rapid exposure to, certain market sectors, or when direct investments in certain countries are not permitted.

Proposed Substitution 1
	Existing Portfolio	Replacement Portfolio
Principal Risks
Commodities and Commodity-Linked Derivatives Risk: Exposure to the commodities markets, such as precious metals, industrial metals, gas and other energy products and natural resources, may subject the Fund to greater volatility than investments in traditional securities. The commodities markets may fluctuate widely based on a variety of factors including changes in overall market movements, political and economic events and policies, war, acts of terrorism and changes in interest rates or inflation rates. Because the value of a commodity-linked derivative instrument and structured note typically are based upon the price movements of physical commodities, the value of these securities will rise or fall in response to changes in the underlying commodities or related index of investment.

Commodities and Commodity-Linked Derivatives Risk: Exposure to the commodities markets, such as precious metals, industrial metals, gas and other energy products and natural resources, may subject the Portfolio to greater volatility than investments in traditional securities. The commodities markets may fluctuate widely based on a variety of factors including changes in overall market movements, political and economic events and policies, war, acts of terrorism and changes in interest rates or inflation rates. Because the value of a commodity-linked derivative instrument and structured note typically are based upon the price movements of physical commodities, the value of these securities will rise or fall in response to changes in the underlying commodities or related index of investment.

Proposed Substitution 1
Existing Portfolio	Replacement Portfolio

Derivatives Risk: The use of derivatives, such as swap agreements, options, warrants, futures contracts, currency forwards and structured notes, presents risks different from, and possibly greater than, the risks associated with investing directly in traditional securities. The use of derivatives can lead to losses because of adverse movements in the price or value of the underlying security, asset, index or reference rate. Derivative strategies often involve leverage, which may exaggerate a loss, potentially causing the Fund to lose more money than it would have lost had it invested in the underlying security.  Also, a liquid secondary market may not always exist for the Fund’s derivative positions at times when the Fund might wish to terminate or sell such positions and over the counter instruments may be illiquid.

Direct Investments Risk: Direct investments may involve a high degree of business and financial risk that can result in substantial losses. Because of the absence of any public trading market for these investments, the Fund may take longer to liquidate these positions than would be the case for publicly traded securities. Direct investments are generally considered illiquid and will be aggregated with other illiquid investments for purposes of the limitation on illiquid investments.

Emerging Markets Securities Risk: Emerging markets securities typically present even greater exposure to the risks described under “Foreign Securities” and may be particularly sensitive to certain economic changes. Emerging markets securities are exposed to a number of risks that may make these investments volatile in price or difficult to trade.

Derivatives Risk: Derivatives are investments whose value depends on (or is derived from) the value of an underlying instrument, such as a security, asset, reference rate or index. Derivative strategies often involve leverage, which may exaggerate a loss, potentially causing the Portfolio to lose more money than it would have lost had it invested in the underlying instrument. Derivatives may be difficult to sell, unwind or value. Derivatives may also be subject to counterparty risk, which is the risk that the counterparty (the party on the other side of the transaction) on a derivative transaction will be unable to honor its contractual obligations to the Portfolio. Swap transactions tend to shift the Portfolio's investment exposure from one type of investment to another, and therefore entail the risk that a party will default on its payment obligations to the Portfolio. Futures may be more volatile than direct investments in the instrument underlying the futures, and may not correlate perfectly to the underlying instrument. Futures also may involve a small initial investment relative to the risk assumed, which could result in losses greater than if they had not been used. Due to fluctuations in the price of the underlying security, the Portfolio may not be able to profitably exercise an option and may lose its entire investment in an option. Forward commitments entail the risk that the instrument may be worth less when it is issued or received than the price the Portfolio agreed to pay when it made the commitment. The use of foreign currency forwards may result in currency exchange losses due to fluctuations in currency exchange rates or an imperfect correlation between portfolio holdings denominated in a particular currency and the forward contracts entered into by the Portfolio.

Proposed Substitution 1
Existing Portfolio	Replacement Portfolio

Foreign Currency Transactions Risk: An investment transacted in a foreign currency may lose value due to fluctuations in the rate of exchange. These fluctuations can make the return on an investment go up or down, entirely apart from the quality or performance of the investment itself.

Foreign Securities Risk: Foreign investments are subject to greater risks than U.S. domestic investments. These additional risks may include exchange rate fluctuations and exchange controls; less publicly available information; more volatile or less liquid securities markets; and the possibility of arbitrary action by foreign governments, or political, economic or social instability. Foreign companies also may be subject to significantly higher levels of taxation than U.S. companies, including potentially confiscatory levels of taxation, thereby reducing the earnings potential of such foreign companies.

Hard Assets Sectors Risk: The Fund may be subject to greater risks and market fluctuations than a fund whose portfolio has exposure to a broader range of sectors. The Fund may be susceptible to financial, economic, political, or market events, as well as government regulation, impacting the hard assets sectors (such as the energy, metals and real estate sectors).  Precious metals and natural resources securities are at times volatile and there may be sharp fluctuations in prices, even during periods of rising prices.

Direct Investments Risk: Direct investments may involve a high degree of business and financial risk that can result in substantial losses. Because of the absence of any public trading market for these investments, the Portfolio may take longer to liquidate these positions than would be the case for publicly traded securities. Direct investments are generally considered illiquid and will be aggregated with other illiquid investments for purposes of the limitation on illiquid investments.

Foreign Securities Risk: Investments in foreign securities are subject to risks that differ from those of U.S. issuers. These risks may include: fluctuating currency values; less liquid trading markets; greater price volatility; political and economic instability; less publicly available information about issuers; changes in U.S. or foreign tax or currency laws; and changes in monetary policy. Foreign securities may be more difficult to sell than U.S. securities. These risks may be greater in emerging market countries than in more developed countries.

Hard Assets Sectors Risk: The Portfolio may be subject to greater risks and market fluctuations than a fund whose portfolio has exposure to a broader range of sectors. The Portfolio may be susceptible to financial, economic, political, or market events, as well as government regulation, impacting the hard assets sectors (such as the energy, metals and real estate sectors).  Precious metals and natural resources securities are at times volatile and there may be sharp fluctuations in prices, even during periods of rising prices.

Proposed Substitution 1
Existing Portfolio	Replacement Portfolio

Investments in Other Investment Companies Risk: The Fund’s investment in another investment company may subject the Fund indirectly to the underlying risks of the investment company. The Fund also will bear its share of the underlying investment company’s fees and expenses, which are in addition to the Fund’s own fees and expenses.

Market  Risk: Market risk refers to the risk that the market prices of securities that the Fund holds will rise or fall, sometimes rapidly or unpredictably. In general, equity securities tend to have greater price volatility than debt securities.

Non-Diversification Risk: A non-diversified fund’s greater investment in a single issuer makes the fund more susceptible to financial, economic or market events impacting such issuer. A decline in the value of or default by a single security in the non-diversified fund’s portfolio may have a greater negative effect than a similar decline or default by a single security in a diversified portfolio.

Small- and Medium-Capitalization Companies Risk: Securities of small- and medium-sized companies often have greater price volatility, lower trading volume and less liquidity than larger more established companies. The stocks of small- and medium-sized companies may have returns that vary, sometimes significantly, from the overall stock market.

Investments in Other Investment Companies Risk: The Portfolio’s investment in another investment company may subject the Portfolio indirectly to the underlying risks of the investment company. The Portfolio also will bear its share of the underlying investment company’s fees and expenses, which are in addition to the Portfolio’s own fees and expenses.

Market Changes Risk: The value of the Portfolio's investments may change because of broad changes in the markets in which the Portfolio invests, which could cause the Portfolio to underperform other funds with similar objectives. From time to time, markets may experience periods of acute stress that may result in increased volatility. Such market conditions tend to add significantly to the risk of short-term volatility in the net asset value of the Portfolio's shares.

Non-Diversification Risk: Because the Portfolio is "non-diversified," it may be more susceptible than diversified portfolios to risks associated with an individual issuer, and to single economic, political or regulatory occurrences.

Small-Cap Stock Risk: Stocks of small capitalization companies may be subject to greater price volatility, significantly lower trading volumes, cyclical, static or moderate growth prospects, and greater spreads between bid and ask prices than stocks of larger companies. Small-capitalization companies may also be more vulnerable to adverse business or market developments.

Management Risk: The investment strategies, practices and risk analysis used by the Portfolio's Subadvisor may not produce the desired results.

Proposed Substitution 1
	Existing Portfolio	Replacement Portfolio

Mid-Cap Stock Risk: Stocks of mid-cap companies may be subject to greater price volatility, significantly lower trading volumes, cyclical, static or moderate growth prospects and greater spreads between their bid and ask prices than stocks of larger companies. Because these businesses frequently rely on narrower product lines and niche markets, they can suffer isolated setbacks.

Initial Class/Initial Class
Management Fee	0.89*	0.90
12b-1 Fee	0.00	0.00
Other Expenses	0.08	0.07
Total Gross Expenses	0.97	0.97
Expense Waiver	0.00	0.00
Total Net Expenses	0.97	0.97
40 Act Registration File #	811-05083	811-03833-01
33 Act Registration File #	033-13019	002-86082
Initial Class Assets (12/31/10)	$1,162,125,113	NA
Total Net Fund Assets (12/31/10)	$1,308,386,718	NA
Initial Class Inception Date	9/1/1989	NA

* The management fee is 1.00 for the first $500 million, 0.90 for the next $250 million, and 0.70 over $750 million.

Proposed Substitution 2
	Existing Portfolio	Replacement Portfolio
Portfolio Name	Janus Balanced Portfolio	MainStay VP Janus Balanced Portfolio
Adviser	Janus Capital Management LLC	New York Life Investments
Subadvisor	NA	Janus Capital Management LLC
Investment Objective	The Portfolio seeks long-term capital growth, consistent with preservation of capital and balanced by current income.	The Portfolio seeks long-term capital growth, consistent with preservation of capital and balanced by current income.
Principal Investment Strategy
The Portfolio pursues its investment objective by normally investing 35-65% of its assets in equity securities and the remaining assets in fixed-income securities and cash equivalents. The Portfolio normally invests at least 25% of its assets in fixed-income senior securities. Fixed-income securities may include corporate debt securities, U.S. government obligations, mortgage-backed securities and other mortgage-related products, and short-term securities.

In choosing investments for the Portfolio, the portfolio managers apply a “bottom up” approach with one portfolio manager focusing on the equity portion of the Portfolio and the other portfolio manager focusing on the fixed-income portion of the Portfolio. In other words, the portfolio managers look at companies one at a time to determine if a company is an attractive investment opportunity and if it is consistent with the Portfolio’s investment policies. The portfolio managers share day-to-day responsibility for the Portfolio’s investments.

The Portfolio may invest in foreign equity and debt securities, which may include investments in emerging markets.

The Portfolio may invest its assets in derivatives (by taking long and/or short positions). The Portfolio may use derivatives for different purposes, including hedging (to offset risks associated with an investment, currency exposure, or market conditions) and to earn income and enhance returns.

The Portfolio pursues its investment objective by normally investing 35-65% of its assets in equity securities and the remaining assets in fixed-income securities and cash equivalents. The Portfolio normally invests at least 25% of its assets in fixed-income senior securities. Fixed-income securities may include corporate debt securities, U.S. government obligations, mortgage-backed securities and other mortgage-related products, and short-term securities.

In choosing investments for the Portfolio, the portfolio managers apply a “bottom up” approach with one portfolio manager focusing on the equity portion of the Portfolio and the other portfolio manager focusing on the fixed-income portion of the Portfolio. In other words, the portfolio managers look at companies one at a time to determine if a company is an attractive investment opportunity and if it is consistent with the Portfolio’s investment policies. The portfolio managers share day-to-day responsibility for the Portfolio’s investments.

The Portfolio may invest in foreign equity and debt securities, which may include investments in emerging markets.

The Portfolio may invest its assets in derivatives (by taking long and/or short positions). The Portfolio may use derivatives for different purposes, including hedging (to offset risks associated with an investment, currency exposure, or market conditions) and to earn income and enhance returns.

Proposed Substitution 2
Existing Portfolio	Replacement Portfolio
Principal Risks
Market Risk: The value of the Portfolio’s holdings may decrease if the value of an individual company or multiple companies in the Portfolio decreases or if the portfolio managers’ belief about a company’s intrinsic worth is incorrect.  Further, regardless of how well individual companies perform, the value of the Portfolio’s holdings could also decrease if there are deteriorating economic or market conditions. It is important to understand that the value of your investment may fall, sometimes sharply, in response to changes in the market, and you could lose money.

Growth Securities Risk: Securities of companies perceived to be “growth” companies may be more volatile than other stocks and may involve special risks. The price of a “growth” security may be impacted if the company does not realize its anticipated potential or if there is a shift in the market to favor other types of securities.

Fixed-Income Securities Risk: The Portfolio may hold debt and other fixed-income securities to generate income. Typically, the values of fixed-income securities change inversely with prevailing interest rates. Therefore, a fundamental risk of fixed income securities is interest rate risk, which is the risk that their value will generally decline as prevailing interest rates rise, which may cause the Portfolio’s net asset value to likewise decrease, and vice versa. How specific fixed-income securities may react to changes in interest rates will depend on the specific characteristics of each security. Fixed-income securities are also subject to credit risk, prepayment risk, valuation risk, and liquidity risk.

Market Changes Risk: The value of the Portfolio's investments may change because of broad changes in the markets in which the Portfolio invests, which could cause the Portfolio to underperform other funds with similar objectives. From time to time, markets may experience periods of acute stress that may result in increased volatility. Such market conditions tend to add significantly to the risk of short-term volatility in the net asset value of the Portfolio's shares.

Growth Stock Risk: If growth companies do not increase their earnings at a rate expected by investors, the market price of the stock may decline significantly, even if earnings show an absolute increase. Growth company stocks also typically lack the dividend yield that can cushion stock prices in market downturns.

Debt Securities Risk: The risks of investing in debt securities include (without limitation): (i) credit risk, i.e., the issuer may not repay the loan created by the issuance of that debt security; (ii) maturity risk, i.e., a debt security with a longer maturity may fluctuate in value more than one with a shorter maturity; (iii) market risk, i.e., low demand of debt securities may negatively impact their price; (iv) interest rate risk, i.e., when interest rates go up, the value of a debt security goes down, and when interest rates go down, the value of a debt security goes up; (v) selection risk, i.e., the securities selected by the Subadvisor may underperform the market or other securities selected by other funds; and (vi) call risk, i.e., during a period of falling interest rates, the issuer may redeem a security by repaying it early, which may reduce the Portfolio's income, if the proceeds are reinvested at lower interest rates.

Proposed Substitution 2
Existing Portfolio	Replacement Portfolio

Mortgage-Backed Securities Risk: Mortgage-backed securities tend to be more sensitive to changes in interest rates than other types of securities. Investments in mortgage-backed securities are subject to both extension risk, where borrowers extend the duration of their mortgages in times of rising interest rates, and prepayment risk, where borrowers pay off their mortgages sooner than expected in times of declining interest rates. These risks may reduce the Portfolio’s returns. In addition, investments in mortgage-backed securities, including those comprised of subprime mortgages, may be subject to a higher degree of credit risk, valuation risk, and liquidity risk than various other types of fixed-income securities.

Foreign Exposure Risk: The Portfolio may have significant exposure to foreign markets, including emerging markets, which can be more volatile than the U.S. markets. As a result, its returns and net asset value may be affected to a large degree by fluctuations in currency exchange rates or political or economic conditions in a particular country. A market swing in one or more countries or regions where the Portfolio has invested a significant amount of its assets may have a greater effect on the Portfolio’s performance than it would in a more geographically diversified portfolio. The Portfolio’s investments in emerging market countries may involve risks greater than, or in addition to, the risks of investing in more developed countries.

Derivatives Risk: Derivatives can be highly volatile and involve risks in addition to the risks of the underlying referenced securities. Gains or losses from a derivative can be substantially greater than the derivative’s original cost, and can therefore involve leverage. Derivatives can be less liquid than other types of investments and entail the risk that the counterparty will default on its payment obligations to the Portfolio.

Additional risks associated with an investment in the Portfolio include the following: (i) not all U.S. government securities are insured or guaranteed by the U.S. government—some are backed only by the issuing agency, which must rely on its own resources to repay the debt; and (ii) the Portfolio's yield will fluctuate with changes in short-term interest rates.

Mortgage-Backed/Asset-Backed Securities Risk: Prepayment risk is associated with mortgage-backed and asset-backed securities. If interest rates fall, the underlying debt may be repaid ahead of schedule, reducing the value of the Portfolio's investments. If interest rates rise, there may be fewer prepayments, which would cause the average bond maturity to rise, increasing the potential for the Portfolio to lose money. The value of these securities may be significantly affected by changes in interest rates, the market's perception of issuers, and the creditworthiness of the parties involved. The ability of the Portfolio to successfully utilize these instruments may depend on the ability of the Portfolio's Subadvisor to forecast interest rates and other economic factors correctly.  These securities may have a structure that makes their reaction to interest rate changes and other factors difficult to predict, making their value highly volatile.

Foreign Securities Risk: Investments in foreign securities are subject to risks that differ from those of U.S. issuers. These risks may include: fluctuating currency values; less liquid trading markets; greater price volatility; political and economic instability; less publicly available information about issuers; changes in U.S. or foreign tax or currency laws; and changes in monetary policy. Foreign securities may be more difficult to sell than U.S. securities. These risks may be greater in emerging market countries than in more developed countries.

Proposed Substitution 2
Existing Portfolio	Replacement Portfolio
An investment in the Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.
Derivatives Risk: Derivatives are investments whose value depends on (or is derived from) the value of an underlying instrument, such as a security, asset, reference rate or index. Derivative strategies often involve leverage, which may exaggerate a loss, potentially causing the Portfolio to lose more money than it would have lost had it invested in the underlying instrument. Derivatives may be difficult to sell, unwind or value. Derivatives may also be subject to counterparty risk, which is the risk that the counterparty (the party on the other side of the transaction) on a derivative transaction will be unable to honor its contractual obligations to the Portfolio. Swap transactions tend to shift the Portfolio's investment exposure from one type of investment to another, and therefore entail the risk that a party will default on its payment obligations to the Portfolio. Futures may be more volatile than direct investments in the instrument underlying the futures, and may not correlate perfectly to the underlying instrument. Futures also may involve a small initial investment relative to the risk assumed, which could result in losses greater than if they had not been used. Due to fluctuations in the price of the underlying security, the Portfolio may not be able to profitably exercise an option and may lose its entire investment in an option. Forward commitments entail the risk that the instrument may be worth less when it is issued or received than the price the Portfolio agreed to pay when it made the commitment. The use of foreign currency forwards may result in currency exchange losses due to fluctuations in currency exchange rates or an imperfect correlation between portfolio holdings denominated in a particular currency and the forward contracts entered into by the Portfolio.

Management Risk: The investment strategies, practices and risk analysis used by the Portfolio's Subadvisor may not produce the desired results.

Proposed Substitution 2
Existing Portfolio	Replacement Portfolio
Institutional Shares/Initial Class
Management Fee	0.55	0.55
12b-1 Fee	0.00	0.00
Other Expenses	0.03	0.05
Total Gross Expenses	0.58	0.60
Expense Waiver	0.00	0.02
Total Net Expenses	0.58	0.58
Service Shares/Service Class
Management Fee	0.55	0.55
12b-1 Fee	0.25	0.25
Other Expenses	0.03	0.05
Total Gross Expenses	0.83	0.85
Expense Waiver	0.00	0.02
Total Net Expenses	0.83	0.83
40 Act Registration File #	811-7736	811-03833-01
33 Act Registration File #	033-63212	002-86082
Institutional Shares Assets (12/31/10)	$955,585,000	NA
Service Shares Assets (12/31/10)	$764,603,000	NA
Total Net Fund Assets (12/31/10)	$1,720,187,957	NA
Institutional Shares Inception Date	9/13/1993	NA
Service Shares Inception Date	12/31/1999	NA

Proposed Substitution 3
	Existing Portfolio	Replacement Portfolio
Portfolio Name	MFS Utilities Series	MainStay VP MFS Utilities Portfolio
Adviser	MFS (Massachusetts Financial Services Company)	New York Life Investments
Subadvisor	NA	MFS (Massachusetts Financial Services Company)
Investment Objective	The Portfolio's investment objective is to seek total return.	The Portfolio seeks total return.
Principal Investment Strategy
MFS (Massachusetts Financial Services Company, the Portfolio’s investment adviser) normally invests at least 80% of the Portfolio’s net assets in securities of issuers in the utilities industry. Issuers in the utilities industry include issuers engaged in the manufacture, production, generation, transmission, sale or distribution of electric, gas or other types of energy, water or other sanitary services; and issuers engaged in telecommunications, including telephone, cellular telephone, telegraph, satellite, microwave, cable television, and other communications media (but not engaged in public broadcasting).

MFS primarily invests the Portfolio’s assets in equity securities, but may also invest in debt instruments. Equity securities include common stocks, preferred stocks, securities convertible into stocks, and depositary receipts for those securities. Debt instruments include corporate bonds. MFS primarily invests the Portfolio’s investments in debt instruments in investment grade debt instruments, but may also invest in lower quality debt instruments.

MFS may invest the Portfolio’s assets in companies of any size.

MFS may invest the Portfolio’s assets in U.S. and foreign securities, including emerging market securities.

The Portfolio, under normal circumstances, invests at least 80% (net assets plus any borrowing for investment purposes) in securities of issuers in the utilities industry. Issuers in the utilities industry include issuers engaged in the manufacture, production, generation, transmission, sale or distribution of electric, gas or other types of energy, water or other sanitary services; and issuers engaged in telecommunications, including telephone, cellular telephone, telegraph, satellite, microwave, cable television, and other communications media (but not engaged in public broadcasting).

MFS primarily invests the Portfolio’s assets in equity securities, but may also invest in debt instruments. Equity securities include common stocks, preferred stocks, securities convertible into stocks, and depositary receipts for those securities. Debt instruments include corporate bonds. MFS primarily invests the Portfolio’s investments in debt instruments in investment grade debt instruments, but may also invest in lower quality debt instruments.

MFS may invest the Portfolio’s assets in companies of any size.

MFS may invest the Portfolio’s assets in U.S. and foreign securities, including emerging market securities.

Proposed Substitution 3
Existing Portfolio	Replacement Portfolio

MFS may use derivatives for any investment purpose. Derivatives include futures, forward contracts, options, structured securities, inverse floating rate instruments, swaps, caps, floors, and collars.

MFS uses a bottom-up investment approach to buying and selling investments for the Portfolio. Investments are selected primarily based on fundamental analysis of individual issuers and/or instruments. Factors considered for equity securities may include analysis of earnings, cash flows, competitive position, and management ability. Quantitative analysis of these and other factors may also be considered. Factors considered for debt instruments may include the instrument’s credit quality, collateral characteristics and indenture provisions and the issuer’s management ability, capital structure, leverage, and ability to meet its current obligations. Quantitative models that systematically evaluate the structure of a debt instrument and its features may also be considered.

MFS may use derivatives for any investment purpose. Derivatives include futures, forward contracts, options, structured securities, inverse floating rate instruments, swaps, caps, floors, and collars.

MFS uses a bottom-up investment approach to buying and selling investments for the Portfolio. Investments are selected primarily based on fundamental analysis of individual issuers and/or instruments. Factors considered for equity securities may include analysis of earnings, cash flows, competitive position, and management ability. Quantitative analysis of these and other factors may also be considered. Factors considered for debt instruments may include the instrument’s credit quality, collateral characteristics and indenture provisions and the issuer’s management ability, capital structure, leverage, and ability to meet its current obligations. Quantitative models that systematically evaluate the structure of a debt instrument and its features may also be considered.

Principal Risks
Stock Market/Company Risk:  Stock markets are volatile and can decline significantly in response to issuer, market, economic, political, regulatory, geopolitical, and other conditions. The price of an equity security can decrease significantly in response to these conditions, and these conditions can affect a single issuer or type of security, issuers within a broad market sector, industry or geographic region, or the market in general.

Utilities Concentration Risk: The Fund’s performance will be closely tied to the performance of utilities issuers and, as a result, can be more volatile than the performance of more broadly-diversified funds. The price of stocks in the utilities sector can be very volatile due to supply and/or demand for services or fuel, financing costs, conservation efforts, the negative impact of regulation, and other factors.

Equity Securities Risk: Investments in common stocks and other equity securities are particularly subject to the risk of changing economic, stock market, industry and company conditions and the risks inherent in the portfolio manager's ability to anticipate such changes that can adversely affect the value of the Portfolio's holdings. Opportunity for greater gain often comes with greater risk of loss.

Utilities Concentration Risk: The Portfolio’s  performance will be closely tied to the performance of utilities issuers and, as a result, can be more volatile than the performance of more broadly-diversified funds. The price of stocks in the utilities sector can be very volatile due to supply and/or demand for services or fuel, financing costs, conservation efforts, the negative impact of regulation, and other factors.

Proposed Substitution 3
Existing Portfolio	Replacement Portfolio

Interest Rate Risk: The price of a debt instrument falls when interest rates rise and rises when interest rates fall. Instruments with longer maturities, or that do not pay current interest, are more sensitive to interest rate changes.

Credit Risk: The price of a debt instrument depends, in part, on the credit quality of the issuer, borrower, counterparty, or underlying collateral and can decline in response to changes in the financial condition of the issuer, borrower, counterparty, or underlying collateral, or changes in specific or general market, economic, industry, political, regulatory, geopolitical, or other conditions.

Lower quality debt instruments (commonly referred to as “high yield securities” or “junk bonds”) can involve a substantially greater risk of default or can already be in default, and their values can decline significantly. Lower quality debt instruments are regarded as having predominantly speculative characteristics. Lower quality debt instruments tend to be more sensitive to adverse news about the issuer, or the market or economy in general, than higher quality debt instruments.

Foreign and Emerging Markets Risk: Exposure to foreign markets, especially emerging markets, through issuers or currencies can involve additional risks relating to market, economic, political, regulatory, geopolitical, or other conditions. These factors can make foreign investments, especially those in emerging markets, more volatile and less liquid than U.S. investments. In addition, foreign markets can react differently to these conditions than the U.S. market. Emerging markets can have less developed markets and less developed legal, regulatory, and accounting systems, and greater political, social, and economic instability than developed markets.
Currency Risk: The value of foreign currencies relative to the U.S. dollar fluctuates in response to market, economic, political, regulatory, geopolitical or other conditions, and a decline in the value of a foreign currency versus the U.S. dollar reduces the value in U.S. dollars of investments denominated in that foreign currency.

Debt Securities Risk: The risks of investing in debt securities include (without limitation): (i) credit risk, i.e., the issuer may not repay the loan created by the issuance of that debt security; (ii) maturity risk, i.e., a debt security with a longer maturity may fluctuate in value more than one with a shorter maturity; (iii) market risk, i.e., low demand of debt securities may negatively impact their price; (iv) interest rate risk, i.e., when interest rates go up, the value of a debt security goes down, and when interest rates go down, the value of a debt security goes up; (v) selection risk, i.e., the securities selected by the Subadvisor may underperform the market or other securities selected by other funds; and (vi) call risk, i.e., during a period of falling interest rates, the issuer may redeem a security by repaying it early, which may reduce the Portfolio's income, if the proceeds are reinvested at lower interest rates.

Additional risks associated with an investment in the Portfolio include the following: (i) not all U.S. government securities are insured or guaranteed by the U.S. government—some are backed only by the issuing agency, which must rely on its own resources to repay the debt; and (ii) the Portfolio's yield will fluctuate with changes in short-term interest rates.

Foreign Securities Risk: Investments in foreign securities are subject to risks that differ from those of U.S. issuers. These risks may include: fluctuating currency values; less liquid trading markets; greater price volatility; political and economic instability; less publicly available information about issuers; changes in U.S. or foreign tax or currency laws; and changes in monetary policy. Foreign securities may be more difficult to sell than U.S. securities. These risks may be greater in emerging market countries than in more developed countries.

Proposed Substitution 3
Existing Portfolio	Replacement Portfolio
Derivatives Risk: Derivatives can be used to take both long and short positions (i.e., the value of a derivative can be positively or negatively related to the value of the underlying indicator(s) on which the derivative is based). Derivatives can be highly volatile and involve risks in addition to the risks of the underlying indicator(s). Gains or losses from derivatives can be substantially greater than the derivatives’ original cost and can involve leverage.

Leveraging Risk: Leverage involves investment exposure in an amount exceeding the initial investment.  Leverage can cause increased volatility by magnifying gains or losses.

Investment Selection Risk: The MFS analysis of an investment can be incorrect and can lead to an investment focus that results in the Fund underperforming other funds with similar investment strategies and/or underperforming the markets in which the Fund invests.

Counterparty and Third Party Risk: Transactions involving a counterparty or third party other than the issuer of the instrument are subject to the credit risk of the counterparty or third party, and to the counterparty’s or third party’s ability to perform in accordance with the terms of the transaction.

Liquidity Risk: It may not be possible to sell certain investments, types of investments, and/or segments of the market at any particular time or at an acceptable price.
Derivatives Risk: Derivatives are investments whose value depends on (or is derived from) the value of an underlying instrument, such as a security, asset, reference rate or index. Derivative strategies often involve leverage, which may exaggerate a loss, potentially causing the Portfolio to lose more money than it would have lost had it invested in the underlying instrument. Derivatives may be difficult to sell, unwind or value. Derivatives may also be subject to counterparty risk, which is the risk that the counterparty (the party on the other side of the transaction) on a derivative transaction will be unable to honor its contractual obligations to the Portfolio. Swap transactions tend to shift the Portfolio's investment exposure from one type of investment to another, and therefore entail the risk that a party will default on its payment obligations to the Portfolio. Futures may be more volatile than direct investments in the instrument underlying the futures, and may not correlate perfectly to the underlying instrument. Futures also may involve a small initial investment relative to the risk assumed, which could result in losses greater than if they had not been used. Due to fluctuations in the price of the underlying security, the Portfolio may not be able to profitably exercise an option and may lose its entire investment in an option. Forward commitments entail the risk that the instrument may be worth less when it is issued or received than the price the Portfolio agreed to pay when it made the commitment. The use of foreign currency forwards may result in currency exchange losses due to fluctuations in currency exchange rates or an imperfect correlation between portfolio holdings denominated in a particular currency and the forward contracts entered into by the Portfolio.

Proposed Substitution 3
Existing Portfolio	Replacement Portfolio
Management Risk: The investment strategies, practices and risk analysis used by the Portfolio's Subadvisor may not produce the desired results.

Liquidity and Valuation Risk: Securities purchased by the Portfolio that are liquid at the time of purchase may subsequently become illiquid due to events relating to the issuer of the securities, market events, economic conditions or investor perceptions. The lack of an active trading market may make it difficult to obtain an accurate price for a security. If market conditions make it difficult to value securities, the Portfolio may value these securities using more subjective methods, such as fair value pricing. In such cases, the value determined for a security could be different than the value realized upon such security's sale. As a result, an investor could pay more than the market value when buying Portfolio shares or receive less than the market value when selling Portfolio shares. Liquidity risk may also refer to the risk that the Portfolio may not be able to pay redemption proceeds within the allowable time period because of unusual market conditions, unusually high volume of redemptions, or other reasons. To meet redemption requests, the Portfolio may be forced to sell securities at an unfavorable time and/or under unfavorable conditions.

Proposed Substitution 3
Existing Portfolio	Replacement Portfolio
Initial Class/Initial Class
Management Fee	0.73*	0.75
12b-1 Fee	0.00	0.00
Other Expenses	0.08	0.05
Total Gross Expenses	0.81	0.80
Expense Waiver	0.00	0.00
Total Net Expenses	0.81	0.80
Service Class/Service Class
Management Fee	0.73*	0.75
12b-1 Fee	0.25	0.25
Other Expenses	0.08	0.05
Total Gross Expenses	1.06	1.05
Expense Waiver	0.00	0.00
Total Net Expenses	1.06	1.05
40 Act Registration File #	811-8326	811-03833-01
33 Act Registration File #	033-74668	002-86082
Initial Class Assets (12/31/10)	$541,653,170	NA
Service Class Assets (12/31/10)	$1,335,304,870	NA
Total Net Fund Assets (12/31/10)	$1,876,958,040	NA
Initial Class Inception Date	1/3/1995	NA
Service Class Inception Date	5/1/2000	NA

* The management fee is 0.75 for the first $1 billion, and 0.70 for assets over $1 billion.

Proposed Substitution 4
	Existing Portfolio	Replacement Portfolio
Portfolio Name	T. Rowe Price Equity Income Portfolio	MainStay VP T. Rowe Price Equity Income Portfolio
Adviser	T. Rowe Price Associates, Inc. (T. Rowe Price)	New York Life Investments
Subadvisor	NA	T. Rowe Price Associates, Inc. (T. Rowe Price)
Investment Objective	The Portfolio seeks to provide substantial dividend income as well as long-term growth of capital through investments in the common stocks of established companies.	The Portfolio seeks to provide substantial dividend income as well as long-term growth of capital through investments in the common stocks of established companies.
Principal Investment Strategy
The Portfolio will normally invest at least 80% of its net assets in common stocks, with 65% in the common stocks of well-established companies paying above-average dividends.

The Portfolio typically employs a "value" approach in selecting investments. Our in-house research team seeks companies that appear to be undervalued by various measures and may be temporarily out of favor but have good prospects for capital appreciation and dividend growth.

In selecting investments, we generally look for companies in the aggregate with one or more of the following:

•      an established operating history;
•      above-average dividend yield relative to the S&P 500;
•      a low price/earnings ratio relative to the S&P 500;
•      a sound balance sheet and other positive financial characteristics; and
•      a low stock price relative to a company’s underlying value as measured by assets, cash flow, or business franchises.

The Portfolio, under normal circumstances, will invest at least 80% of its (net assets plus any borrowings for investment purposes) in common stocks, with 65% in the common stocks of well-established companies paying above-average dividends.

The Portfolio typically employs a "value" approach in selecting investments. The Subadvisor’s in-house research team seeks companies that appear to be undervalued by various measures and may be temporarily out of favor but have good prospects for capital appreciation and dividend growth.

In selecting investments, The Subadvisor generally looks for companies in the aggregate with one or more of the following:

•      an established operating history;
•      above-average dividend yield relative to the S&P 500;
•      a low price/earnings ratio relative to the S&P 500;
•      a sound balance sheet and other positive financial characteristics; and
•      a low stock price relative to a company’s underlying value as measured by assets, cash flow, or business franchises.

Proposed Substitution 4
Existing Portfolio	Replacement Portfolio

Under normal market conditions, substantial dividend income means that the yield on the Portfolio’s portfolio securities generally exceeds the yield on the Portfolio’s benchmark. In pursuing its investment objective, the Portfolio has the discretion to deviate from its normal investment criteria, as previously described, and purchase securities that the Portfolio’s management believes will provide an opportunity for substantial appreciation.

These situations might arise when the Portfolio’s management believes a security could increase in value for a variety of reasons, including an extraordinary corporate event, a new product introduction or innovation, a favorable competitive development, or a change in management.

While most assets will be invested in U.S. common stocks, the Portfolio may invest in other securities, including foreign stocks, and use futures and options in keeping with Portfolio objectives.

The Portfolio may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into more promising opportunities.

Under normal market conditions, substantial dividend income means that the yield on the Portfolio’s portfolio securities generally exceeds the yield on the Portfolio’s benchmark. In pursuing its investment objective, the Portfolio has the discretion to deviate from its normal investment criteria, as previously described, and purchase securities that the Subadvisor believes will provide an opportunity for substantial appreciation.

These situations might arise when the Subadvisor believes a security could increase in value for a variety of reasons, including an extraordinary corporate event, a new product introduction or innovation, a favorable competitive development, or a change in management.

While most assets will be invested in U.S. common stocks, the Portfolio may invest in other securities, including foreign stocks, and use futures and options in keeping with Portfolio objectives.

The Portfolio may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into more promising opportunities.

Proposed Substitution 4
Existing Portfolio	Replacement Portfolio
Principal Risks
Active Management Risk: The Fund is subject to the risk that the investment adviser’s judgments about the attractiveness, value, or potential appreciation of the Fund’s investments may prove to be incorrect. If the securities selected and strategies employed by the Fund fail to produce the intended results, the Fund could underperform other funds with similar objectives and investment strategies.

Risks of Stock Investing: Stocks generally fluctuate in value more than bonds and may decline significantly over short time periods. There is the chance that stock prices overall will decline because stock markets tend to move in cycles, with periods of rising prices and falling prices. The value of a stock in which the Fund invests may decline due to general weakness in the stock market or because of factors that affect a company or a particular industry.

Investment Style Risk: Different investment styles tend to shift in and out of favor, depending on market conditions and investor sentiment. The Fund’s value approach to investing could cause it to underperform other stock funds that employ a different investment style. The intrinsic value of a stock with value characteristics may not be fully recognized by the market for a long time or a stock judged to be undervalued may actually be appropriately priced at a low level.

Foreign Investing Risk: This is the risk that the Fund’s investments in foreign securities may be adversely affected by political and economic conditions overseas, reduced liquidity, or decreases in foreign currency values relative to the U.S. dollar.

Derivatives Risk: To the extent the Fund uses futures and options, it is exposed to additional volatility and potential losses.

 Equity Securities Risk: Investments in common stocks and other equity securities are particularly subject to the risk of changing economic, stock market, industry and company conditions and the risks inherent in the portfolio manager's ability to anticipate such changes that can adversely affect the value of the Portfolio's holdings. Opportunity for greater gain often comes with greater risk of loss.

Management Risk: The investment strategies, practices and risk analysis used by the Portfolio's Subadvisor may not produce the desired results.

Foreign Securities Risk: Investments in foreign securities are subject to risks that differ from those of U.S. issuers. These risks may include: fluctuating currency values; less liquid trading markets; greater price volatility; political and economic instability; less publicly available information about issuers; changes in U.S. or foreign tax or currency laws; and changes in monetary policy. Foreign securities may be more difficult to sell than U.S. securities. These risks may be greater in emerging market countries than in more developed countries.

Derivatives Risk: Derivatives are investments whose value depends on (or is derived from) the value of an underlying instrument, such as a security, asset, reference rate or index. Derivative strategies often involve leverage, which may exaggerate a loss, potentially causing the Portfolio to lose more money than it would have lost had it invested in the underlying instrument. Derivatives may be difficult to sell, unwind or value. Derivatives may also be subject to counterparty risk, which is the risk that the counterparty (the party on the other side of the transaction) on a derivative transaction will be unable to honor its contractual obligations to the Portfolio. Swap transactions tend to shift the Portfolio's investment exposure from one type of investment to another, and therefore entail the risk that a party will default on its payment obligations to the Portfolio. Futures may be more volatile than direct investments in the instrument underlying the futures, and may not correlate perfectly to the underlying instrument. Futures also may involve a small initial investment relative to the risk assumed, which could result in losses greater than if they had not been used. Due to fluctuations in the price of the underlying security, the Portfolio may not be able to profitably exercise an option and may lose its entire investment in an option. Forward commitments entail the risk that the instrument may be worth less when it is issued or received than the price the Portfolio agreed to pay when it made the commitment. The use of foreign currency forwards may result in currency exchange losses due to fluctuations in currency exchange rates or an imperfect correlation between portfolio holdings denominated in a particular currency and the forward contracts entered into by the Portfolio.

Proposed Substitution 4
Existing Portfolio	Replacement Portfolio
Class I/Initial Class
Management Fee	0.83	0.80
12b-1 Fee	0.00	0.00
Other Expenses	0.02	0.05
Total Gross Expenses	0.85	0.85
Expense Waiver	0.00	0.00
Total Net Expenses	0.85	0.85
Class II/Service Class
Management Fee	0.83	0.80
12b-1 Fee	0.25	0.25
Other Expenses	0.02	0.05
Total Gross Expenses	1.10	1.10
Expense Waiver	0.00	0.00
Total Net Expenses	1.10	1.10
40 Act Registration File #	811-07143	811-03833-01
33 Act Registration File #	033-52161	002-86082
Class I Assets (12/31/10)	$876,852,901	NA
Class II Assets (12/31/10)	$505,925,305	NA
Total Net Fund Assets (12/31/10)	$1,382,545,000	NA
Class I Inception Date	3/31/1994	NA
Class II Inception Date	4/30/2002	NA

Proposed Substitution 5
	Existing Portfolio	Replacement Portfolio
Portfolio Name	PIMCO Real Return Portfolio	MainStay VP PIMCO Real Return Portfolio
Adviser	Pacific Investment Management Company LLC (“PIMCO”)	New York Life Investments
Subadvisor	NA	Pacific Investment Management Company LLC (“PIMCO”)
Investment Objective	The Portfolio seeks maximum real return, consistent with preservation of real capital and prudent investment management	The Portfolio seeks maximum real return, consistent with preservation of real capital and prudent investment management
Principal Investment Strategy
The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 80% of its net assets in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or instrumentalities and corporations, which may be represented by forwards or derivatives such as options, futures contracts or swap agreements. Assets not invested in inflation indexed bonds may be invested in other types of Fixed Income Instruments. “Fixed Income Instruments” include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities. Inflation-indexed bonds are fixed income securities that are structured to provide protection against inflation. The value of the bond’s principal or the interest income paid on the bond is adjusted to track changes in an official inflation measure. The U.S. Treasury uses the Consumer Price Index for Urban Consumers as the inflation measure. Inflation-indexed bonds issued by a foreign government are generally adjusted to reflect a comparable inflation index, calculated by that government. “Real return” equals total return less the estimated cost of inflation, which is typically measured by the change in an official inflation measure. Duration is a measure of the expected life of a fixed income security that is used to determine the sensitivity of a security’s price to changes in interest rates. Effective duration takes into account that for certain bonds expected cash flows will fluctuate as interest rates change and is defined in nominal yield terms, which is market convention for most bond investors and managers. Because market convention for bonds is to use nominal yields to measure duration, duration for real return bonds, which are based on real yields, are converted to nominal durations through a conversion factor. The resulting nominal duration typically can range from 20% to 90% of the respective real duration. All security holdings will be measured in effective (nominal) duration terms. Similarly, the effective duration of the Barclays Capital U.S. TIPS Index will be calculated using the same conversion factors. The effective duration of this Portfolio normally varies within three years (plus or minus) of the effective duration of the Barclays Capital U.S. TIPS Index, which as of March 31, 2010 was 6.34 years.

The Portfolio, under normal circumstances, invests at least 80% of its net assets in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or instrumentalities and corporations, which may be represented by forwards or derivatives such as options, futures contracts or swap agreements. Assets not invested in inflation indexed bonds may be invested in other types of Fixed Income Instruments. “Fixed Income Instruments” include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities. Inflation-indexed bonds are fixed income securities that are structured to provide protection against inflation. The value of the bond’s principal or the interest income paid on the bond is adjusted to track changes in an official inflation measure. The U.S. Treasury uses the Consumer Price Index for Urban Consumers as the inflation measure. Inflation-indexed bonds issued by a foreign government are generally adjusted to reflect a comparable inflation index, calculated by that government. “Real return” equals total return less the estimated cost of inflation, which is typically measured by the change in an official inflation measure. Duration is a measure of the expected life of a fixed income security that is used to determine the sensitivity of a security’s price to changes in interest rates. Effective duration takes into account that for certain bonds expected cash flows will fluctuate as interest rates change and is defined in nominal yield terms, which is market convention for most bond investors and managers. Because market convention for bonds is to use nominal yields to measure duration, duration for real return bonds, which are based on real yields, are converted to nominal durations through a conversion factor. The resulting nominal duration typically can range from 20% to 90% of the respective real duration. All security holdings will be measured in effective (nominal) duration terms. Similarly, the effective duration of the Barclays Capital U.S. TIPS Index will be calculated using the same conversion factors. The effective duration of this Portfolio normally varies within three years (plus or minus) of the effective duration of the Barclays Capital U.S. TIPS Index, which as of March 31, 2010 was 6.34 years.

Proposed Substitution 5
Existing Portfolio	Replacement Portfolio

The Portfolio invests primarily in investment grade securities, but may invest up to 10% of its total assets in high yield securities (“junk bonds”) rated B or higher by Moody’s, or equivalently rated by S&P or Fitch, or, if unrated, determined by PIMCO to be of comparable quality. The Portfolio may invest up to 10% of its total assets in securities and instruments that are economically tied to emerging market countries. The Portfolio also may invest up to 30% of its total assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar denominated securities of foreign issuers. The Portfolio will normally limit its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies to 20% of its total assets. The Portfolio is non-diversified, which means that it may invest its assets in a smaller number of issuers than a diversified Portfolio.

The Portfolio may invest all of its assets in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities. The Portfolio may purchase and sell securities on a when-issued, delayed delivery or forward commitment basis and may engage in short sales. The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The Portfolio may also invest up to 10% of its total assets in preferred stocks.

The Portfolio invests primarily in investment grade securities, but may invest up to 10% of its total assets in high yield securities (“junk bonds”) rated B or higher by Moody’s, or equivalently rated by S&P or Fitch, or, if unrated, determined by PIMCO to be of comparable quality. The Portfolio may invest up to 10% of its total assets in securities and instruments that are economically tied to emerging market countries. The Portfolio also may invest up to 30% of its total assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar denominated securities of foreign issuers. The Portfolio will normally limit its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies to 20% of its total assets. The Portfolio is non-diversified, which means that it may invest its assets in a smaller number of issuers than a diversified Portfolio.

The Portfolio may invest all of its assets in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities. The Portfolio may purchase and sell securities on a when-issued, delayed delivery or forward commitment basis and may engage in short sales. The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The Portfolio may also invest up to 10% of its total assets in preferred stocks.

Proposed Substitution 5
Existing Portfolio	Replacement Portfolio
Principal Risks
Interest Rate Risk: The risk that fixed income securities will decline in value because of an increase in interest rates; a fund with a longer average portfolio duration will be more sensitive to changes in interest rates than a fund with a shorter average portfolio duration.

Credit Risk: The risk that the Portfolio could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivative contract, is unable or unwilling to meet its financial obligations.

High Yield Risk: The risk that high yield securities and unrated securities of similar credit quality (commonly known as “junk bonds”) are subject to greater levels of credit and liquidity risks. High yield securities are considered primarily speculative with respect to the issuer’s continuing ability to make principal and interest payments.

Market Risk: The risk that the value of securities owned by the Portfolio may go up or down, sometimes rapidly or unpredictably, due to factors affecting securities markets generally or particular industries.

Issuer Risk: The risk that the value of a security may decline for reasons directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods or service.

Liquidity Risk: The risk that a particular investment may be difficult to purchase or sell and that the Portfolio may be unable to sell illiquid securities at an advantageous time or price or achieve its desired level of exposure to a certain sector.

Debt Securities Risk: The risks of investing in debt securities include (without limitation): (i) credit risk, i.e., the issuer may not repay the loan created by the issuance of that debt security; (ii) maturity risk, i.e., a debt security with a longer maturity may fluctuate in value more than one with a shorter maturity; (iii) market risk, i.e., low demand of debt securities may negatively impact their price; (iv) interest rate risk, i.e., when interest rates go up, the value of a debt security goes down, and when interest rates go down, the value of a debt security goes up; (v) selection risk, i.e., the securities selected by the Subadvisor may underperform the market or other securities selected by other funds; and (vi) call risk, i.e., during a period of falling interest rates, the issuer may redeem a security by repaying it early, which may reduce the Portfolio's income, if the proceeds are reinvested at lower interest rates.

Additional risks associated with an investment in the Portfolio include the following: (i) not all U.S. government securities are insured or guaranteed by the U.S. government—some are backed only by the issuing agency, which must rely on its own resources to repay the debt; and (ii) the Portfolio's yield will fluctuate with changes in short-term interest rates.

High-Yield Securities Risk: Investments in high-yield securities (commonly referred to as "junk bonds") are sometimes considered speculative as they present a greater risk of loss than higher quality securities. Such securities may, under certain circumstances, be less liquid than higher rated securities. These securities pay investors a premium (a high interest rate or yield) because of the increased risk of loss. These securities can also be subject to greater price volatility. In times of unusual or adverse market, economic or political conditions, these securities may experience higher than normal default rates.

Proposed Substitution 5
Existing Portfolio	Replacement Portfolio

Derivatives Risk: The risk of investing in derivative instruments, including liquidity, market, credit and management risks, mispricing or improper valuation. Changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index, and the Portfolio could lose more than the principal amount invested.

Equity Risk: The risk that the value of equity securities, such as common stocks and preferred stocks, may decline due to general market conditions which are not specifically related to a particular company or to factors affecting a particular industry or industries. Equity securities generally have greater price volatility than fixed income securities.

Mortgage-Related and Other Asset-Backed Risk: The risks of investing in mortgage-related and other asset-backed securities, including interest rate risk, extension risk and prepayment risk.

Foreign (non-U.S.) Investment Risk: The risk that investing in foreign (non-U.S.) securities may result in the Portfolio experiencing more rapid and extreme changes in value than a fund that invests exclusively in securities of U.S. companies, due to smaller markets, differing reporting, accounting and auditing standards, and nationalization, expropriation or confiscatory taxation, currency blockage, or political changes or diplomatic developments.

Emerging Markets Risk: The risk of investing in emerging market securities, primarily increased foreign (non-U.S.) investment risk.

Market Changes Risk: The value of the Portfolio's investments may change because of broad changes in the markets in which the Portfolio invests, which could cause the Portfolio to underperform other funds with similar objectives. From time to time, markets may experience periods of acute stress that may result in increased volatility. Such market conditions tend to add significantly to the risk of short-term volatility in the net asset value of the Portfolio's shares.

Liquidity and Valuation Risk: Securities purchased by the Portfolio that are liquid at the time of purchase may subsequently become illiquid due to events relating to the issuer of the securities, market events, economic conditions or investor perceptions. The lack of an active trading market may make it difficult to obtain an accurate price for a security. If market conditions make it difficult to value securities, the Portfolio may value these securities using more subjective methods, such as fair value pricing. In such cases, the value determined for a security could be different than the value realized upon such security's sale. As a result, an investor could pay more than the market value when buying Portfolio shares or receive less than the market value when selling Portfolio shares. Liquidity risk may also refer to the risk that the Portfolio may not be able to pay redemption proceeds within the allowable time period because of unusual market conditions, unusually high volume of redemptions, or other reasons. To meet redemption requests, the Portfolio may be forced to sell securities at an unfavorable time and/or under unfavorable conditions.

Proposed Substitution 5
Existing Portfolio	Replacement Portfolio

Currency Risk: The risk that foreign currencies will decline in value relative to the U.S. dollar and affect the Portfolio’s investments in foreign (non-U.S.) currencies or in securities that trade in, and receive revenues in, or in derivatives that provide exposure to, foreign (non-U.S.) currencies.

Issuer Non-Diversification Risk: The risks of focusing investments in a small number of issuers, industries or foreign currencies, including being more susceptible to risks associated with a single economic, political or regulatory occurrence than a more diversified portfolio might be.  Portfolios that are “non-diversified” may invest a greater percentage of their assets in the securities of a single issuer (such as bonds issued by a particular state) than funds that are “diversified”.

Leveraging Risk: The risk that certain transactions of the Portfolio, such as reverse repurchase agreements, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment transactions, or derivative instruments, may give rise to leverage, causing the Portfolio to be more volatile than if it had not been leveraged.

Management Risk: The risk that the investment techniques and risk analyses applied by PIMCO will produce the desired results and that legislative, regulatory, or tax developments may affect the investment techniques available to PIMCO and the individual portfolio managers in connection with managing the Portfolio. There is no guarantee that the investment objective of the Portfolio will be achieved.

Short Sale Risk: The risk of entering into short sales, including the potential loss of more money than the actual cost of the investment, and the risk that the third party to the short sale may fail to honor its contract terms, causing a loss to the Portfolio.

Derivatives Risk: Derivatives are investments whose value depends on (or is derived from) the value of an underlying instrument, such as a security, asset, reference rate or index. Derivative strategies often involve leverage, which may exaggerate a loss, potentially causing the Portfolio to lose more money than it would have lost had it invested in the underlying instrument. Derivatives may be difficult to sell, unwind or value. Derivatives may also be subject to counterparty risk, which is the risk that the counterparty (the party on the other side of the transaction) on a derivative transaction will be unable to honor its contractual obligations to the Portfolio. Swap transactions tend to shift the Portfolio's investment exposure from one type of investment to another, and therefore entail the risk that a party will default on its payment obligations to the Portfolio. Futures may be more volatile than direct investments in the instrument underlying the futures, and may not correlate perfectly to the underlying instrument. Futures also may involve a small initial investment relative to the risk assumed, which could result in losses greater than if they had not been used. Due to fluctuations in the price of the underlying security, the Portfolio may not be able to profitably exercise an option and may lose its entire investment in an option. Forward commitments entail the risk that the instrument may be worth less when it is issued or received than the price the Portfolio agreed to pay when it made the commitment. The use of foreign currency forwards may result in currency exchange losses due to fluctuations in currency exchange rates or an imperfect correlation between portfolio holdings denominated in a particular currency and the forward contracts entered into by the Portfolio.

Equity Securities Risk: Investments in common stocks and other equity securities are particularly subject to the risk of changing economic, stock market, industry and company conditions and the risks inherent in the portfolio manager's ability to anticipate such changes that can adversely affect the value of the Portfolio's holdings. Opportunity for greater gain often comes with greater risk of loss.

Proposed Substitution 5
Existing Portfolio	Replacement Portfolio
Administrative Class/Initial Class
Management Fee	0.50	0.50
12b-1 Fee	0.15	0.15
Other Expenses	0.01	0.13
Total Gross Expenses	0.66	0.78
Expense Waiver	0.00	0.12
Total Net Expenses	0.66	0.66
Adviser Class/Service Class
Management Fee	0.50	0.50
12b-1 Fee	0.25	0.25
Other Expenses	0.01	0.13
Total Gross Expenses	0.76	0.88
Expense Waiver	0.00	0.12
Total Net Expenses	0.76	0.76
40 Act Registration File #	811-08399	811-03833-01
33 Act Registration File #	333-37115	002-86082
Administrative Class Assets (12/31/10)	$2,293,424,000	NA
Adviser Class Assets (12/31/10)	$175,026,000	NA
Total Net Portfolio Assets (12/31/10)	$2,567,737,000	NA
Administrative Class Inception Date	9/30/1999	NA
Adviser Class Inception Date	2/28/2006	NA

Proposed Substitution 6
	Existing Portfolio	Replacement Portfolio
Portfolio Name	Universal Institutional Funds Inc. (“UIF”) Emerging Markets Equity Portfolio	MainStay VP DFA DuPont Capital Emerging Markets Equity Portfolio
Adviser	Morgan Stanley Investment Management Inc.	New York Life Investments
Subadvisor	Morgan Stanley Investment Management Limited and Morgan Stanley Investment Management Company.	Dimensional Fund Advisers LP, DuPont Capital Management Corporation.
Investment Objective	The Portfolio seeks long-term capital appreciation by investing primarily in growth-oriented equity securities of issuers in emerging market countries.	The Portfolio seeks long-term capital appreciation.
Principal Investment Strategy
The Portfolio seeks to maximize returns by investing in growth-oriented equity securities in emerging markets.

The global strategists of the Adviser, and its Subadvisors, Morgan Stanley Investment Management Limited (“MSIM Limited”) and Morgan Stanley Investment Management Company (“MSIM Company”), analyze the global economic environment, particularly its impact on emerging markets, and allocate the Portfolio’s assets among emerging markets based on relative economic, political and social fundamentals, stock valuations and investor sentiment. The Portfolio may, but it is not required to, use derivative instruments for a variety of purposes, including hedging, risk management, portfolio management or to earn income.  Derivatives are financial instruments whose value is based on the value of another underlying asset, interest rate, index or financial instrument. The Portfolio’s use of derivatives may involve the purchase and sale of derivative instruments such as futures, contracts for difference (“CFDs”), swaps and other related instruments and techniques. The Portfolio may also use forward foreign currency exchange contracts, which are also derivatives, in connection with its investments in foreign securities.

The Portfolio, under normal circumstances, invests at least 80% of its assets (net assets plus any borrowings for investment purposes) in equity and equity-related securities, including preferred stock, of companies located in emerging market countries.  For purposes of the Portfolio, emerging market countries are generally those that are included in the MSCI Emerging Markets Index.

The Portfolio utilizes two Subadvisors, DuPont Capital Management and Dimensional Fund Advisers, with investment processes and styles that New York Life Invesment Management LLC, the Portfolio’s Manager, believes are complementary.  Each Subadvisor is responsible for managing a portion of the Portfolio’s assets, as designated by the Manager from time to time.

Proposed Substitution 6
Existing Portfolio	Replacement Portfolio

Under normal circumstances, at least 80% of the Portfolio’s assets will be invested in equity securities located in emerging market or developing countries. This policy may be changed without shareholder approval; however, you would be notified in writing of any changes. Derivative instruments used by the Portfolio will be counted toward the 80% policy discussed above to the extent they have economic characteristics similar to the securities included within that policy.

The Portfolio may invest up to 10% of its net assets in foreign real estate companies. Foreign real estate companies pool investors’ Portfolios for investments primarily in real estate properties or real estate related loans. They may also include, among other businesses, real estate developers, brokers and operating companies whose products and services are significantly related to the real estate industry such as building suppliers and mortgage lenders.

Principal Risks	Equity Securities Risk: In general, prices of equity securities are more volatile than those of fixed income securities. The prices of equity securities will rise and fall in response to a number of different factors, including events that affect entire financial markets or industries and events that affect particular issuers. To the extent that the Portfolio invests in convertible securities, and the convertible security’s investment value is greater than its conversion value, its price will be likely to increase when interest rates fall and decrease when interest rates rise. If the conversion value exceeds the investment value, the price of the convertible security will tend to fluctuate directly with the price of the underlying equity security.

Foreign and Emerging Markets Securities Risk: Investing in the securities of foreign issuers, particularly those located in emerging market or developing countries, entails the risk that news and events unique to a country or region will affect those markets and their issuers. These same events will not necessarily have an effect on the U.S. economy or similar issuers located in the United States. The Portfolio’s investments may be denominated in foreign currencies. As a result, changes in the value of a country’s currency compared to the U.S. dollar may affect the value of the Portfolio’s investments. These changes may occur separately from and in response to events that do not otherwise affect the value of the security in the issuer’s home country.
Depositary Receipts Risk: Investments in depositary receipts may entail the special risks of foreign investing, including currency exchange fluctuations, government regulations, and the potential for political and economic instability.

Equity Securities Risk: Investments in common stocks and other equity securities are particularly subject to the risk of changing economic, stock market, industry and company conditions and the risks inherent in the portfolio manager's ability to anticipate such changes that can adversely affect the value of the Portfolio's holdings. Opportunity for greater gain often comes with greater risk of loss.

Foreign Securities Risk: Investments in foreign securities are subject to risks that differ from those of U.S. issuers. These risks may include: fluctuating currency values; less liquid trading markets; greater price volatility; political and economic instability; less publicly available information about issuers; changes in U.S. or foreign tax or currency laws; and changes in monetary policy. Foreign securities may be more difficult to sell than U.S. securities. These risks may be greater in emerging market countries than in more developed countries.

Proposed Substitution 6
Existing Portfolio	Replacement Portfolio

Derivatives Risk: A derivative instrument often has risks similar to its underlying instrument and may have additional risks, including imperfect correlation between the value of the derivative and the underlying instrument, risks of default by the other party to certain transactions, magnification of losses incurred due to changes in the market value of the securities, instruments, indices or interest rates to which they relate, and risks that the transactions may not be liquid.  Certain derivative transactions may give rise to a form of leverage. Leverage magnifies the potential for gain and the risk of loss.

Foreign Real Estate Companies Risk: Investing in foreign real estate companies makes the Portfolio susceptible to the risks associated with the ownership of real estate and with the real estate industry in general.  These risks can include fluctuations in the value of underlying properties; defaults by borrowers or tenants; market saturation; changes in general and local economic conditions; decreases in market rates for rents; increases in competition, property taxes, capital expenditures, or operating expenses; and other economic, political or regulatory occurrences affecting the real estate industry, as well as risks that relate specifically to the way foreign real estate companies are organized and operated. Foreign real estate companies may be subject to laws, rules and regulations governing those entities and their failure to comply with those laws, rules and regulations could negatively impact the performance of those entities. In addition, foreign real estate companies, like U.S. real estate investment trusts and mutual funds, have expenses, including management and administration fees, that are paid by their shareholders. As a result, shareholders will absorb duplicate levels of fees when the Portfolio invests in foreign real estate companies.
Management Risk: The investment strategies, practices and risk analysis used by the Portfolio's Subadvisors may not produce the desired results.

Market Changes Risk: The value of the Portfolio's investments may change because of broad changes in the markets in which the Portfolio invests, which could cause the Portfolio to underperform other funds with similar objectives. From time to time, markets may experience periods of acute stress that may result in increased volatility. Such market conditions tend to add significantly to the risk of short-term volatility in the net asset value of the Portfolio's shares.

Liquidity and Valuation Risk: Securities purchased by the Portfolio that are liquid at the time of purchase may subsequently become illiquid due to events relating to the issuer of the securities, market events, economic conditions or investor perceptions. The lack of an active trading market may make it difficult to obtain an accurate price for a security. If market conditions make it difficult to value securities, the Portfolio may value these securities using more subjective methods, such as fair value pricing. In such cases, the value determined for a security could be different than the value realized upon such security's sale. As a result, an investor could pay more than the market value when buying Portfolio shares or receive less than the market value when selling Portfolio shares. Liquidity risk may also refer to the risk that the Portfolio may not be able to pay redemption proceeds within the allowable time period because of unusual market conditions, unusually high volume of redemptions, or other reasons. To meet redemption requests, the Portfolio may be forced to sell securities at an unfavorable time and/or under unfavorable conditions.

Proposed Substitution 6
Existing Portfolio	Replacement Portfolio

Small-Cap Stock Risk: Stocks of small capitalization companies may be subject to greater price volatility, significantly lower trading volumes, cyclical, static or moderate growth prospects, and greater spreads between bid and ask prices than stocks of larger companies. Small-capitalization companies may also be more vulnerable to adverse business or market developments.

Value Stock Risk: Value stocks may never reach what the Portfolio’s Subadvisors believe is their full value or they may go down in value. In addition, different types of stocks tend to shift in and out of favor depending on market and economic conditions, and therefore the Portfolio's performance may be lower or higher than that of funds that invest in other types of equity securities.

Derivatives Risk: Derivatives are investments whose value depends on (or is derived from) the value of an underlying instrument, such as a security, asset, reference rate or index. Derivative strategies often involve leverage, which may exaggerate a loss, potentially causing the Portfolio to lose more money than it would have lost had it invested in the underlying instrument. Derivatives may be difficult to sell, unwind or value. Derivatives may also be subject to counterparty risk, which is the risk that the counterparty (the party on the other side of the transaction) on a derivative transaction will be unable to honor its contractual obligations to the Portfolio. Swap transactions tend to shift the Portfolio's investment exposure from one type of investment to another, and therefore entail the risk that a party will default on its payment obligations to the Portfolio. Futures may be more volatile than direct investments in the instrument underlying the futures, and may not correlate perfectly to the underlying instrument. Futures also may involve a small initial investment relative to the risk assumed, which could result in losses greater than if they had not been used. Due to fluctuations in the price of the underlying security, the Portfolio may not be able to profitably exercise an option and may lose its entire investment in an option. Forward commitments entail the risk that the instrument may be worth less when it is issued or received than the price the
Portfolio agreed to pay when it made the commitment. The use of foreign currency forwards may result in currency exchange losses due to fluctuations in currency exchange rates or an imperfect correlation between portfolio holdings denominated in a particular currency and the forward contracts entered into by the Portfolio.

Proposed Substitution 6
	Existing Portfolio	Replacement Portfolio
Class I/Initial Class
Management Fee	1.22*	1.20
12b-1 Fee	0.00	0.00
Other Expenses	0.39	0.17
Total Gross Expenses	1.61	1.37
Expense Waiver	0.01	0.00
Total Net Expenses	1.60	1.37
Class II/Service Class
Management Fee	1.22*	1.20
12b-1 Fee	0.35	0.25
Other Expenses	0.39	0.17
Total Gross Expenses	1.96	1.62
Expense Waiver	0.31	0.00
Total Net Expenses	1.65	1.62
40 Act Registration File #	811-7607	811-03833-01
33 Act Registration File #	333-03013	002-86082
Class I Assets (12/31/10)	$681,350,000	NA
Class II Assets (12/31/10)	$493,497,000	NA
Total Net Portfolio Assets (12/31/10)	$1,174,847,000	NA
Class I Inception Date	10/1/1996	NA
Class II Inception Date	1/10/2003	NA

* The management fee is 1.25 for the first $500 million, 1.20 for the next $500 million, 1.15 for the next $1.5 billion, and 1.00 over $2.5 billion.

Proposed Substitution 7
	Existing Portfolio	Replacement Portfolio
Portfolio Name	Alger Small Cap Growth Portfolio	MainStay VP Eagle Small Cap Growth Portfolio
Adviser	Fred Alger Management, Inc.	New York Life Investments
Subadvisor	NA	Eagle Asset Management, Inc.
Investment Objective	Alger Small Cap Growth Portfolio seeks long-term capital appreciation.	The Portfolio seeks long-term capital growth.
Principal Investment Strategy
Fred Alger Management, Inc. believes companies undergoing Positive Dynamic Change offer the best investment opportunities. Positive Dynamic Change refers to companies realizing High Unit Volume Growth or companies undergoing Positive Lifecycle Change. High Unit Volume Growth companies are traditional growth companies experiencing, for example, significantly growing demand or market dominance. Positive Lifecycle Change companies are, for example, companies benefitting from regulatory change, a new product introduction or management change.

The Portfolio focuses on small, fast-growing companies that Fred Alger Management, Inc. believes offer innovative products, services or technologies to a rapidly expanding marketplace. Under normal circumstances, the Portfolio invests at least 80% of its net assets in equity securities of companies that, at the time of purchase of the securities, have total market capitalization within the range of companies included in the Russell 2000® Growth Index or the S&P SmallCap 600 Index, as reported by the indexes as of the most recent quarter-end. Both indexes are broad indexes of small capitalization stocks. At December 31, 2009, the market capitalization of the companies in these indexes ranged from $20.3 million to $5.6 billion.

The Portfolio can invest in options.

The Portfolio, under normal circumstances, invests at least 80% of its assets (net assets plus any borrowings for investment purposes) in small capitalization companies.  For purposes of the Portfolio, small-capitalization companies are generally those that have market capitalizations no larger than the largest capitalized company included in the Russell 2000® Growth Index at the time of the Portfolio's investment.

Proposed Substitution 7
Existing Portfolio	Replacement Portfolio
Principal Risks
As with any fund that invests in stocks, your investment will fluctuate in value, and the loss of your investment is a risk of investing. The Portfolio’s price per share will fluctuate due to changes in the market prices of its investments. Also, the Portfolio’s investments may not grow as fast as the rate of inflation and stocks tend to be more volatile than some other investments you could make, such as bonds.

Prices of growth stocks tend to be higher in relation to their companies’ earnings and may be more sensitive to market, political and economic developments than other stocks, making their prices more volatile. An investment in the Portfolio may be better suited to investors who seek long-term capital growth and can tolerate fluctuations in their investment’s value.

If the Portfolio invests in options or hedges, and Fred Alger Management, Inc. incorrectly predicts the price movement of a security or market, the Portfolio may lose money or the hedge may be ineffective.

The following risks may also apply:

• The possibility of greater risk by investing in smaller, less-seasoned companies rather than larger, more-established companies due to such factors as inexperienced management and limited product lines or financial resources.

• the possibility that it may be difficult or impossible to liquidate a security position at a time and price acceptable to the Fund owing to the potentially less frequent trading of stocks of smaller market capitalization.

Equity Securities Risk: Investments in common stocks and other equity securities are particularly subject to the risk of changing economic, stock market, industry and company conditions and the risks inherent in the portfolio manager's ability to anticipate such changes that can adversely affect the value of the Portfolio's holdings. Opportunity for greater gain often comes with greater risk of loss.

Small-Cap Stock Risk: Stocks of small capitalization companies may be subject to greater price volatility, significantly lower trading volumes, cyclical, static or moderate growth prospects, and greater spreads between bid and ask prices than stocks of larger companies. Small-capitalization companies may also be more vulnerable to adverse business or market developments.

Growth Stock Risk: If growth companies do not increase their earnings at a rate expected by investors, the market price of the stock may decline significantly, even if earnings show an absolute increase. Growth company stocks also typically lack the dividend yield that can cushion stock prices in market downturns.

Foreign Securities Risk: Investments in foreign securities are subject to risks that differ from those of U.S. issuers. These risks may include: fluctuating currency values; less liquid trading markets; greater price volatility; political and economic instability; less publicly available information about issuers; changes in U.S. or foreign tax or currency laws; and changes in monetary policy. Foreign securities may be more difficult to sell than U.S. securities. These risks may be greater in emerging market countries than in more developed countries.

Proposed Substitution 7
Existing Portfolio	Replacement Portfolio

Market Changes Risk: The value of the Portfolio's investments may change because of broad changes in the markets in which the Portfolio invests, which could cause the Portfolio to underperform other funds with similar objectives. From time to time, markets may experience periods of acute stress that may result in increased volatility. Such market conditions tend to add significantly to the risk of short-term volatility in the net asset value of the Portfolio's shares.

Management Risk: The investment strategies, practices and risk analysis used by the Portfolio's Subadvisor may not produce the desired results.

Liquidity and Valuation Risk: Securities purchased by the Portfolio that are liquid at the time of purchase may subsequently become illiquid due to events relating to the issuer of the securities, market events, economic conditions or investor perceptions. The lack of an active trading market may make it difficult to obtain an accurate price for a security. If market conditions make it difficult to value securities, the Portfolio may value these securities using more subjective methods, such as fair value pricing. In such cases, the value determined for a security could be different than the value realized upon such security's sale. As a result, an investor could pay more than the market value when buying Portfolio shares or receive less than the market value when selling Portfolio shares. Liquidity risk may also refer to the risk that the Portfolio may not be able to pay redemption proceeds within the allowable time period because of unusual market conditions, unusually high volume of redemptions, or other reasons. To meet redemption requests, the Portfolio may be forced to sell securities at an unfavorable time and/or under unfavorable conditions.

Proposed Substitution 7
Existing Portfolio	Replacement Portfolio
Class I-2/Initial Class
Management Fee	0.81	0.85
12b-1 Fee	0.00	0.00
Other Expenses	0.14	0.08
Total Gross Expenses	0.95	0.93
Expense Waiver	0.00	0.00
Total Net Expenses	0.95	0.93
Class S Shares/Service Class
Management Fee	0.81	0.85
12b-1 Fee	0.25	0.25
Other Expenses	0.16	0.08
Total Gross Expenses	1.22	1.18
Expense Waiver	0.00	0.00
Total Net Expenses	1.22	1.18
40 Act Registration File #	811-5550	811-03833-01
33 Act Registration File #	033-21722	002-86082
Class I-2 Shares Assets (12/31/10)	$530,423,000	NA
Class S Shares Assets (12/31/10)	$59,797,000	NA
Total Net Portfolio Assets (12/31/10)	$590,219,495	NA
Class I-2 Shares Inception Date	9/21/1988	NA
Class S Shares Inception Date	5/1/2002	NA

Proposed Substitution 8
	Existing Portfolio	Replacement Portfolio
Portfolio Name	Royce Small-Cap Portfolio	MainStay VP Eagle Small Cap Growth Portfolio
Adviser	Royce & Associates, LLC (“Royce”)	New York Life Investments
Subadvisor	NA	Eagle Asset Management, Inc.
Investment Objective	Royce Small-Cap Portfolio’s investment goal is long-term growth of capital.	The Portfolio seeks long-term capital growth.
Principal Investment Strategy
Royce & Associates, LLC (“Royce”), the Portfolio’s investment adviser, invests the Portfolio’s assets primarily in equity securities of small-cap companies, those with market capitalizations from $500 million to $2.5 billion. Using its value approach, Royce generally looks for companies that have excellent business strengths and/or prospects for growth, high internal rates of return and low leverage, and that are trading significantly below its estimate of their current worth.

Normally, the Portfolio invests at least 80% of its net assets in the equity securities of small-cap companies. Although the Portfolio normally focuses on the securities of U.S. companies, it may invest up to 25% of its net assets in foreign securities.

The Portfolio, under normal circumstances, invests at least 80% of its assets (net assets plus any borrowings for investment purposes) in small capitalization companies.  For purposes of the Portfolio, small-capitalization companies are generally those that have market capitalizations no larger than the largest capitalized company included in the Russell 2000® Growth Index at the time of the Portfolio's investment.

Proposed Substitution 8
Existing Portfolio	Replacement Portfolio
Principal Risks
As with any mutual fund that invests in common stocks, Royce Micro-Cap Portfolio is subject to market risk—the possibility that common stock prices will decline over short or extended periods of time. As a result, the value of your investment in the Fund will fluctuate with the market, and you could lose money over short or long periods of time.

Royce’s estimate of a company’s current worth may prove to be inaccurate, or this estimate may not be recognized by other investors, which could lead to portfolio losses.

The prices of micro-cap securities are generally more volatile and their market is less liquid relative to larger-cap securities. Therefore, the Fund may involve considerably more risk of loss and its returns may differ significantly from funds investing in larger-cap companies or other asset classes.

Investment in foreign securities involves risks that may not be encountered in U.S. investments, including adverse political, social, economic or other developments that are unique to a particular region or country. Prices of foreign securities in particular countries or regions may, at times, move in a different direction and/or be more volatile than those of U.S. securities. Because the Fund does not intend to hedge its foreign currency exposure, the U.S. dollar value of the Fund’s investments may be harmed by declines in the value of foreign currencies in relation to the U.S. dollar.

Investments in the Fund are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Equity Securities Risk: Investments in common stocks and other equity securities are particularly subject to the risk of changing economic, stock market, industry and company conditions and the risks inherent in the portfolio manager's ability to anticipate such changes that can adversely affect the value of the Portfolio's holdings. Opportunity for greater gain often comes with greater risk of loss.

Small-Cap Stock Risk: Stocks of small capitalization companies may be subject to greater price volatility, significantly lower trading volumes, cyclical, static or moderate growth prospects, and greater spreads between bid and ask prices than stocks of larger companies. Small-capitalization companies may also be more vulnerable to adverse business or market developments.

Growth Stock Risk: If growth companies do not increase their earnings at a rate expected by investors, the market price of the stock may decline significantly, even if earnings show an absolute increase. Growth company stocks also typically lack the dividend yield that can cushion stock prices in market downturns.

Foreign Securities Risk: Investments in foreign securities are subject to risks that differ from those of U.S. issuers. These risks may include: fluctuating currency values; less liquid trading markets; greater price volatility; political and economic instability; less publicly available information about issuers; changes in U.S. or foreign tax or currency laws; and changes in monetary policy. Foreign securities may be more difficult to sell than U.S. securities. These risks may be greater in emerging market countries than in more developed countries.

Proposed Substitution 8
Existing Portfolio	Replacement Portfolio

Market Changes Risk: The value of the Portfolio's investments may change because of broad changes in the markets in which the Portfolio invests, which could cause the Portfolio to underperform other funds with similar objectives. From time to time, markets may experience periods of acute stress that may result in increased volatility. Such market conditions tend to add significantly to the risk of short-term volatility in the net asset value of the Portfolio's shares.

Management Risk: The investment strategies, practices and risk analysis used by the Portfolio's Subadvisor may not produce the desired results.

Liquidity and Valuation Risk: Securities purchased by the Portfolio that are liquid at the time of purchase may subsequently become illiquid due to events relating to the issuer of the securities, market events, economic conditions or investor perceptions. The lack of an active trading market may make it difficult to obtain an accurate price for a security. If market conditions make it difficult to value securities, the Portfolio may value these securities using more subjective methods, such as fair value pricing. In such cases, the value determined for a security could be different than the value realized upon such security's sale. As a result, an investor could pay more than the market value when buying Portfolio shares or receive less than the market value when selling Portfolio shares. Liquidity risk may also refer to the risk that the Portfolio may not be able to pay redemption proceeds within the allowable time period because of unusual market conditions, unusually high volume of redemptions, or other reasons. To meet redemption requests, the Portfolio may be forced to sell securities at an unfavorable time and/or under unfavorable conditions.

Proposed Substitution 8
Existing Portfolio	Replacement Portfolio
Investment Class/Initial Class
Management Fee	1.00	0.85
12b-1 Fee	0.00	0.00
Other Expenses	0.06	0.08
Total Gross Expenses	1.06	0.93
Expense Waiver	0.00	0.00
Total Net Expenses	1.06	0.93
40 Act Registration File #	811-07537	811-03833-01
33 Act Registration File #	333-01073	002-86082
Investment Class Assets (12/31/10)	$630,226,816	N/A
Total Net Portfolio Assets (12/31/10)	$671,731,762	N/A
Investment Class Inception Date	12/27/1996	N/A

Proposed Substitution 9
	Existing Portfolio	Replacement Portfolio
Portfolio Name	Calvert VP SRI Balanced Portfolio	MainStay VP Janus Balanced Portfolio
Adviser	Calvert Asset Management Company, Inc.	New York Life Investments
Subadvisor	New Amsterdam Partners LLC (“New Amsterdam”) (Equity Investments)	Janus Capital Management LLC
Investment Objective
The Portfolio seeks to achieve a competitive total return through an actively managed portfolio of stocks, bonds, and money market instruments which offer income and capital growth opportunity and which satisfy the investment criteria, including financial, sustainability and social responsibility factors.
The Portfolio seeks long-term capital growth, consistent with preservation of capital and balanced by current income.
Principal Investment Strategy
The Portfolio typically invests about 60% of its net assets in stocks and 40% in bonds or other fixed-income investments.

Stock investments are primarily common stock in large-cap companies. Fixed-income investments are primarily a wide variety of investment grade securities, including corporate debt securities, mortgage-backed securities and asset-backed securities. The Portfolio invests in debt and mortgage-backed securities issued by government-sponsored enterprises (“GSEs”) such as the Federal National Mortgage Association (“FNMA”) and the Federal Home Loan Mortgage Corporation (“FHLMC”).

The Portfolio may also invest in repurchase agreements. An investment grade debt security is rated BBB or higher by a nationally recognized statistical rating organization (“NRSRO”), or is an unrated bond determined by the Adviser to be of comparable quality. The Portfolio may also invest in unrated debt securities.

The Portfolio is non-diversified.

The Portfolio invests in a combination of stocks, bonds and money market instruments in an attempt to provide a complete investment portfolio in a single product. The Adviser rebalances the portfolio quarterly to adjust for changes in market value. The equity portion of the Portfolio is primarily a large cap core U.S. domestic portfolio, although the Portfolio may also invest in foreign stocks and mid-cap stocks. The equity portion of the Portfolio seeks companies that have the potential to outperform the market through exceptional growth and/or valuation improvement. The fixed-income portion of the Portfolio reflects an active trading strategy, seeking total return.

The Portfolio pursues its investment objective by normally investing 35-65% of its assets in equity securities and the remaining assets in fixed-income securities and cash equivalents. The Portfolio normally invests at least 25% of its assets in fixed-income senior securities. Fixed-income securities may include corporate debt securities, U.S. government obligations, mortgage-backed securities and other mortgage-related products, and short-term securities.

In choosing investments for the Portfolio, the portfolio managers apply a “bottom up” approach with one portfolio manager focusing on the equity portion of the Portfolio and the other portfolio manager focusing on the fixed-income portion of the Portfolio. In other words, the portfolio managers look at companies one at a time to determine if a company is an attractive investment opportunity and if it is consistent with the Portfolio’s investment policies. The portfolio managers share day-to-day responsibility for the Portfolio’s investments.

The Portfolio may invest in foreign equity and debt securities, which may include investments in emerging markets.

The Portfolio may invest its assets in derivatives (by taking long and/or short positions). The Portfolio may use derivatives for different purposes, including hedging (to offset risks associated with an investment, currency exposure, or market conditions) and to earn income and enhance returns.

Proposed Substitution 9
Existing Portfolio	Replacement Portfolio

The Subadvisor selects the equity investments, while the Adviser manages the fixed-income assets and determines the overall asset class mix for the Portfolio depending upon its view of market conditions and economic outlook.

Sustainable and Socially Responsible Investing. The Portfolio seeks to invest in companies and other enterprises that demonstrate positive environmental, social and governance performance as they address corporate responsibility and sustainability challenges. Calvert believes that there are long-term benefits in an investment philosophy that attaches material weight to the environment, workplace relations, human rights, Indigenous Peoples’ rights, community relations, product safety and impact, and corporate governance and business ethics. Calvert also believes that managing risks and opportunities related to these issues can contribute positively to company performance as well as to investment performance over time. The Portfolio has sustainable and socially responsible investment criteria that reflect specific types of companies in which the Portfolio seeks to invest and seeks to avoid investing.

Investments are first selected for financial soundness and then evaluated according to the Portfolio’s sustainable and socially responsible investment criteria. Investments must be consistent with the Portfolio’s current investment criteria, including financial, sustainability and social responsibility factors, the application of which is in the economic interest of the Portfolio and its shareholders.

Proposed Substitution 9
	Existing Portfolio	Replacement Portfolio
Principal Risks
Non-diversification Risk: Compared to other funds, the Portfolio may invest more of its assets in a smaller number of companies than a diversified fund, and gains or losses on a single stock or bond may have greater impact on the Portfolio.

Management Risk: Individual stocks and bonds in the Portfolio may not perform as expected, and the portfolio management practices may not achieve the desired result. For the fixed-income portion of the Portfolio, the Advisor’s forecast as to interest rates may not be correct.

Stock Market Risk: The stock market may fall in value, causing prices of stocks held by the Portfolio to fall.

Common Stock Risk: Although common stocks have a history of long-term growth in value, their prices fluctuate based on changes in a company’s financial condition, on overall market and economic conditions, and on investors’ perception of a company’s well-being.

Large-Cap Company Risk: Large-cap companies may be unable to respond quickly to new competitive challenges such as changes in technology, and also may not be able to attain the high growth rate of successful smaller companies, especially during extended periods of economic expansion.

Mid-Cap Company Risk: Prices of mid-cap stocks can be more volatile than those of larger, more established companies. Midcap companies are more likely to have more limited product lines, fewer capital resources and less depth of management than larger companies.

Market Changes Risk: The value of the Portfolio's investments may change because of broad changes in the markets in which the Portfolio invests, which could cause the Portfolio to underperform other funds with similar objectives. From time to time, markets may experience periods of acute stress that may result in increased volatility. Such market conditions tend to add significantly to the risk of short-term volatility in the net asset value of the Portfolio's shares.

Growth Stock Risk: If growth companies do not increase their earnings at a rate expected by investors, the market price of the stock may decline significantly, even if earnings show an absolute increase. Growth company stocks also typically lack the dividend yield that can cushion stock prices in market downturns.

Debt Securities Risk: The risks of investing in debt securities include (without limitation): (i) credit risk, i.e., the issuer may not repay the loan created by the issuance of that debt security; (ii) maturity risk, i.e., a debt security with a longer maturity may fluctuate in value more than one with a shorter maturity; (iii) market risk, i.e., low demand of debt securities may negatively impact their price; (iv) interest rate risk, i.e., when interest rates go up, the value of a debt security goes down, and when interest rates go down, the value of a debt security goes up; (v) selection risk, i.e., the securities selected by the Subadvisor may underperform the market or other securities selected by other funds; and (vi) call risk, i.e., during a period of falling interest rates, the issuer may redeem a security by repaying it early, which may reduce the Portfolio's income, if the proceeds are reinvested at lower interest rates.

Proposed Substitution 9
Existing Portfolio	Replacement Portfolio

Foreign Securities Risk: Investing in foreign securities involves additional risks relating to political, social, and economic developments abroad. Other risks result from differences between regulations that apply to U.S. and foreign issuers and markets, and the potential for foreign markets to be less liquid and more volatile than U.S. markets.

Foreign Currency Risk: Securities that trade or are denominated in currencies other than the U.S. dollar may be adversely affected by fluctuations in currency exchange rates. When the U.S. dollar strengthens relative to a foreign currency, the U.S. dollar value of an investment denominated in that currency will typically fall.

Bond Market Risk: The market prices of bonds held by the Portfolio may fall.

Interest Rate Risk: A change in interest rates may adversely affect the value of fixed-income securities. When interest rates rise, the value of fixed-income securities will generally fall.

Credit Risk: There is a chance that the issuer of a fixed-income security will fail to pay interest and a principal in a timely manner, or that negative perceptions of the issuer’s ability to make such payments will cause the price of that security to decline.

Additional risks associated with an investment in the Portfolio include the following: (i) not all U.S. government securities are insured or guaranteed by the U.S. government—some are backed only by the issuing agency, which must rely on its own resources to repay the debt; and (ii) the Portfolio's yield will fluctuate with changes in short-term interest rates.

Mortgage-Backed/Asset-Backed Securities Risk: Prepayment risk is associated with mortgage-backed and asset-backed securities. If interest rates fall, the underlying debt may be repaid ahead of schedule, reducing the value of the Portfolio's investments. If interest rates rise, there may be fewer prepayments, which would cause the average bond maturity to rise, increasing the potential for the Portfolio to lose money. The value of these securities may be significantly affected by changes in interest rates, the market's perception of issuers, and the creditworthiness of the parties involved. The ability of the Portfolio to successfully utilize these instruments may depend on the ability of the Portfolio's Manager to forecast interest rates and other economic factors correctly.
These securities may have a structure that makes their reaction to interest rate changes and other factors difficult to predict, making their value highly volatile.

Proposed Substitution 9
Existing Portfolio	Replacement Portfolio

Mortgage-Backed Security Risk: Debt and mortgage-backed securities issued by GSEs such as FNMA and FHLMC are neither insured nor guaranteed by the U.S. Treasury and are not backed by the full faith and credit of the U.S. government. Such securities are only supported by the credit of the GSE. The U.S. government recently provided financial support to FNMA and FHLMC, but there can be no assurance that it will support these or other GSEs in the future. Mortgage-backed securities also involve prepayment risk and extension risk.

Unrated Security Risk: Unrated securities may be less liquid than rated securities determined to be of comparable quality. The Portfolio’s purchase of unrated securities depends on the Advisor’s analysis of credit risk without the assessment of an NRSRO.

Active Trading Strategy Risk: The fixed-income portion of the Portfolio employs an active style that seeks to position the Portfolio with securities that offer the greatest price appreciation while minimizing risk. This style can result in higher turnover (exceeding 100%) and may translate to higher transaction costs.

Repurchase Agreement Risk: A repurchase agreement exposes the fixed income portion of the Portfolio to the risk that the party that sells the security may default on its obligation to repurchase it. The Portfolio may lose money because it cannot sell the security at the agreed-upon time and price or the security loses value before it can be sold.

Foreign Securities Risk: Investments in foreign securities are subject to risks that differ from those of U.S. issuers. These risks may include: fluctuating currency values; less liquid trading markets; greater price volatility; political and economic instability; less publicly available information about issuers; changes in U.S. or foreign tax or currency laws; and changes in monetary policy. Foreign securities may be more difficult to sell than U.S. securities. These risks may be greater in emerging market countries than in more developed countries.

Derivatives Risk: Derivatives are investments whose value depends on (or is derived from) the value of an underlying instrument, such as a security, asset, reference rate or index. Derivative strategies often involve leverage, which may exaggerate a loss, potentially causing the Portfolio to lose more money than it would have lost had it invested in the underlying instrument. Derivatives may be difficult to sell, unwind or value. Derivatives may also be subject to counterparty risk, which is the risk that the counterparty (the party on the other side of the transaction) on a derivative transaction will be unable to honor its contractual obligations to the Portfolio. Swap transactions tend to shift the Portfolio's investment exposure from one type of investment to another, and therefore entail the risk that a party will default on its payment obligations to the Portfolio. Futures may be more volatile than direct investments in the instrument underlying the futures, and may not correlate perfectly to the underlying instrument. Futures also may involve a small initial investment relative to the risk assumed, which could result in losses greater than if they had not been used. Due to fluctuations in the price of the underlying security, the Portfolio may not be able to profitably exercise an option and may lose its entire investment in an option. Forward commitments entail the risk that the instrument may be worth less when it is issued or received than the price the Portfolio agreed to pay when it made the commitment. The use of foreign currency forwards may result in currency exchange losses due to fluctuations in currency exchange rates or an imperfect correlation between portfolio holdings denominated in a particular currency and the forward contracts entered into by the Portfolio.

Management Risk: The investment strategies, practices and risk analysis used by the Portfolio's Subadvisor may not produce the desired results.

Proposed Substitution 9
	Existing Portfolio	Replacement Portfolio
Undesignated Shares/Initial Class
Management Fee	0.70*	0.55
12b-1 Fee	0.00	0.00
Other Expenses	0.21	0.05
Total Gross Expenses	0.91	0.60
Expense Waiver	0.00	0.02
Total Net Expenses	0.91	0.58
40 Act Registration File #	811-03591	811-03833-01
33 Act Registration File #	002-80154	002-86082
Share Class Assets (12/31/10)	$334,914,542	NA
Total Net Portfolio Assets (12/31/10)	$334,914,542	NA
Inception Date	9/2/1986	NA

* The management fee is 0.70 for the first $500 million, 0.65 for the next $500 million, and 0.60 over $1 billion.  The management fee  shown includes an administrative fee of 0.275.

AUTHORIZATION AND SIGNATURES

Under the current Charter and By-Laws of New York Life Insurance and Annuity Corporation (“NYLIAC”), the business and affairs of  each of its separate accounts named in this Application (“Separate Accounts”), as a unit investment trust, are conducted by NYLIAC, as depositor thereof, pursuant to its Charter and By-Laws.  In accordance with the aforesaid Charter and By-Laws, resolutions were adopted by a vote of the Board of Directors of NYLIAC authorizing the appropriate officers to prepare, execute and file with the Securities and Exchange Commission various documents, including this Application.  Copies of these resolutions are filed as Exhibit A.  NYLIAC, on behalf of itself and its Separate Accounts has caused this Application to be duly signed, in the City of New York and State of New York on the 10th day of May, 2011.

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION ON BEHALF OF ITSELF, AND ITS SEPARATE ACCOUNTS NAMED IN THIS APPLICATION

By:
John R. Meyer Senior Vice President

VERIFICATION

The undersigned states that he has duly executed the attached Application, dated May 10, 2011, for and on behalf of NYLIAC Life Insurance and Annuity Company (“NYLIAC”) (acting both for itself and as depositor of its Separate Accounts named in the attached Application); that he is  a Senior Vice President  of NYLIAC; and that all action by the members of the Board of Directors of NYLIAC necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

________________________
John R. Meyer
Senior Vice President

AUTHORIZATION AND SIGNATURES

Under the current Declaration of Trust and By-Laws of Mainstay VP Funds Trust, (“MVPFT”), the business and affairs of MVPFT are conducted by its Board of Trustees.  In accordance with the aforesaid Declaration and By-Laws, a resolution was adopted by a vote of the Board of Trustees of MVPFT authorizing the appropriate officers to prepare, execute and file with the Securities and Exchange Commission various documents, including this  Application.  A copy of this resolution is filed as Exhibit B.  MVPFT has caused this Application to be duly signed on its behalf, in the City of Parsippany and State of New Jersey on the 10th day of May, 2011.
Mainstay VP Funds Trust
By:
J. Kevin Gao
Secretary and Chief Legal Officer

VERIFICATION

The undersigned states that he has duly executed the attached Application, dated May 10, 2011, for and on behalf of Mainstay VP Funds Trust; that he is the Secretary and Chief Legal Officer of such Trust; and that all action by the members of the Board of Trustees of such Trust necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

________________________
J. Kevin Gao
Secretary and
Chief Legal Officer

EXHIBIT LIST

A.	Resolutions of Board of Directors of New York Life Insurance and Annuity Corporation (“NYLIAC”), or the Product Committee of the Board, for:

o	NYLIAC Variable Annuity Separate Accounts I and II (October 5, 1992)

o	NYLIAC Variable Annuity Separate Account III (formerly known as NYLIAC LifeStages Annuity Separate Account) (November 30, 1994)

o	NYLIAC Variable Annuity Separate Account IV (June 10, 2003)

o	NYLIAC Variable Universal Life Separate Account I (June 4, 1993)

o	NYLIAC Corporate Sponsored Variable Universal Life Separate Account I (May 24, 1996)

o	NYLIAC Private Placement Variable Universal Life Insurance Separate Accounts I and II (December 10, 2001)

B.	Resolutions of Board of Trustees of MainStay VP Funds Trust, adopted April 5, 2011.

Exhibit A

Certificate of Assistant Secretary

The undersigned Assistant Secretary of New York Life Insurance and Annuity Corporation (“NYLIAC”) hereby certifies that the resolutions attached hereto as Schedule 1 were adopted by 1) unanimous written consent of the Board of Directors (the “Board”) of NYLIAC on October 5, 1992, June 4, 1993, November 30, 1994 and May 24, 1996 and 2) unanimous written consent of the Product Committee of the Board on June 10, 2003 in the manner and on the dates indicated.

/s/ Alice Oshins
Name: Alice Oshins
Title: Assistant Secretary

May 3, 2011
Date

Schedule 1

Consent

********

in lieu of a
Special Meeting of Board of Directors
 Dated as of October 5, 1992

RESOLVED, that VA Separate Account I and VA Separate Account II each be organized as a unit investment trust, that each be registered, if necessary or appropriate, with the United States Securities and Exchange Commission (“SEC”) under the Investment Company Act, and that the VA Contracts be registered for sale under the Securities Act of 1933; that for such purpose the President, any Vice President, the Secretary and any Assistant Secretary of the Corporation are severally authorized and empowered to execute and file or cause to be filed with the SEC, in the name and on behalf of the Corporation and each of VA Separate Account I and VA Separate Account II, a Notification of Registration on Form N-8A and a Registration Statement on Form N-4 or on any other forms which the Rules and Regulations of the SEC may, from time to time, permit, and to take all other actions which are necessary or advisable in connection with the offering of the VA Contracts for sale and the operation of VA Separate Account I and VA Separate Account II, in order to comply with the Investment Company Act, the Securities Exchange Act of 1934, the Securities Act of 1933, and other applicable federal and state laws, including the filing of any amendments or supplements to registration statements, any undertakings, and any applications for exemptions from the Investment Company Act or other applicable federal or state laws as the individual or individuals so acting shall deem necessary, advisable or appropriate; and that the Secretary of the Corporation hereby is appointed as designated agent for service under any such registration statements and duly authorized to receive communications and notices from the SEC and to respond with respect thereto.

Consent of the Board of Directors
In Lieu of a Meeting of the Board of Directors

Dated as of November 30, 1994

   RESOLVED, that LifeStages Separate Account be organized as a unit investment trust, that it be registered, if necessary or appropriate, with the United States Securities and Exchange Commission (“SEC”) under the Investment Company Act, and that the VA Contracts, and any other substantially similar variable annuity contracts issued by the Corporation, be registered for sale under the Securities Act of 1933; that for such purpose the President, any Vice President, the Secretary and any Assistant Secretary of the Corporation are severally authorized and empowered to execute and file or cause to be filed with the SEC, in the name, and on behalf, of the Corporation and LifeStages Separate Account, a Notification of Registration on Form N-8a and a Registration Statement on Form N-4 or on any other forms which the Rules and Regulations of the SEC may, from time to time, permit, to obtain any exemptive relief necessary in connection therewith, and to take all other actions which are necessary or advisable in connection with the offering of the VA Contracts and any other substantially similar variable annuity contracts issued by the Corporation, for sale and the operation of LifeStages Separate Account, in order to comply with the Investment Company Act, the Securities Exchange Act of 1934, the Securities Act of 1933, and other applicable federal and state laws, including the filing of any amendments or supplements to registration statements, any undertakings, and any applications for exemptions from the Investment Company Act or other applicable federal or state laws as the individual or individuals so acting shall deem necessary, advisable or appropriate; and that the Secretary of the Corporation hereby is appointed as designated agent for service under any such registration statements and duly authorized to receive communications and notices from the SEC and to respond with respect thereto.

Unanimous Written Consent of the Product Committee of the Board of
Directors

In Lieu of a Meeting of the Committee

Dated as of June 10, 2003

FURTHER RESOLVED, that Variable Annuity Separate Account IV be organized as a unit investment trust, that it be registered with the United States Securities and Exchange Commission (the “SEC”) under the Investment Company Act, and that the VA Contracts, and any of other substantially similar variable annuity contracts issued by the Corporation, be registered for sale under the Securities Act of 1933; that for such purpose, the officers of the Corporation are severally authorized and empowered to execute and file or cause to be filed with the SEC, in the name, and on behalf, of the Corporation and Variable Annuity Separate Account IV, a Notification of Registration on Form N-8a and a Registration Statement on Form N-4 or on any forms which the Rules and Regulations of the SEC may from time to time permit, to obtain any exemptive relief necessary in connection therewith, and to take all other actions which are necessary or advisable in connection with the offering of the VA Contracts and any other substantially similar variable annuity contracts issued by the Corporation, for the sale and the operation of the Variable Annuity Separate Account IV, in order to comply with the Investment Company Act, the Securities Exchange Act of 1934, the Securities Act of 1933, and other applicable federal and state laws, including filing of any amendments or supplements to registration statements, any undertakings, and any applications for exemptions form the Investment Company Act or other applicable federal or state laws as the individual of individuals so acting shall deem necessary, advisable of appropriate; and that the Secretary of the Corporation is hereby appointed as designated agent for service under any such registration statements and duly authorized to receive communications and notices from the SEC and to respond with respect thereto, and be it.

CONSENT OF THE BOARD OF DIRECTORS
in lieu of a
Special Meeting of Board of Directors
Dated as of June 4, 1993

FURTHER RESOLVED, that VL Separate Account I and VL Separate Account II each be organized as a unit investment trust, that each be registered, if necessary of appropriate, with the United States Securities and Exchange Commission (“SEC”) under the Investment Company Act, and that the VL Policies be registered for sale under the Securities Act of 1933; that for such purpose the President, any Vice President, the Secretary and any Assistant Secretary of the Corporation are severally authorized and empowered to execute and file or cause to be filed with the SEC, in the name and on behalf of the Corporation and each of VL Separate Account I and VL Separate Account II, a Notification of Registration on Form N-8A and Registration Statements on Forms N-8B-2 and S-6 or on any other forms which the Rules and Regulations of the SEC may, from time to time, permit, and to take all other actions which are necessary or advisable in connection with the offering of the VL Policies for sale and the operation of VL Separate Account I and VL Separate Account II, in order to comply with the Investment Company Act, the Securities Exchange Act of 1934, the Securities Act of 1933, and other applicable federal and state laws, including the filing of any amendments or supplements to registration statements, any undertakings, and any applications for exemptions from the Investment Company Act or other applicable federal or state laws as the individual or individuals so acting shall deem necessary, advisable or appropriate, including applications which seek exemptive relief in connection with separate accounts established in the future; and that the Secretary of the Corporation hereby is appointed as designated agent for service under any such registration statements and duly authorized to receive communications and notices from the SEC and to respond with respect thereto.

CONSENT OF BOARD OF DIRECTORS

In Lieu of
Special Meeting of Board of Directors
Dated as of May 24, 1996

FURTHER RESOLVED, that CSVUL Separate Account I be organized as a unit investment trust, that it be registered, if necessary or appropriate, with the United States Securities and Exchange Commission (“SEC”) under the Investment Company Act, and that the CSVUL Policies, and any other substantially similar variable universal life insurance contracts issued by the Corporation, be registered for sale under the Securities Act of 1933; that for such purpose the President, any Vice President, the Secretary and any Assistant Secretary of the Corporation are severally authorized and empowered to execute and file or cause to be filed with the SEC, in the name and on behalf of the Corporation and CSVUL Separate Account I, a Notification of Registration on Form N-8A and Registration Statements on Forms N-8B-2 and S-6 or on any other forms which the Rules and Regulations of the SEC may, from time to time, permit, and to take all other actions which are necessary or advisable in connection with the offering of the CSVUL Policies, and any other substantially similar variable universal life insurance contracts issued by the Corporation, for sale and the operation of CSVUL Separate Account I, in order to comply with the Investment Company Act, the Securities Exchange Act of 1934, the Securities Act of 1933, and other applicable federal and state laws, including the filing of any amendments or supplements to registration statements, any undertakings, and any applications for exemptions from the Investment Company Act or other applicable federal or state laws as the individual or individuals so acting shall deem necessary, advisable or appropriate, including applications which seek exemptive relief in connection with separate accounts established in the future; and that the Secretary of the Corporation hereby is appointed as designated agent for service under any such registration statements and duly authorized to receive communications and notices from the SEC and to respond with respect thereto.

Certificate of Assistant Secretary

The undersigned Assistant Secretary of New York Life Insurance and Annuity Corporation (“NYLIAC”) hereby certifies that the resolution attached hereto as Schedule 1 was adopted by unanimous written consent of the Product Committee of the Board of Directors of NYLIAC on December 10, 2001 in the manner and on the date indicated.

/s/ Alice Oshins
Name: Alice Oshins
Title: Assistant Secretary

May 4, 2011
Date

Schedule 1

New York Life Insurance and Annuity Corporation

********

Unanimous Written Consent of the Product Committee
of the Board of Directors

In Lieu of a Meeting of the Committee

Dated as of December 10, 2001

RESOLVED, that the officers of the Corporation, or any person designated by them, are severally authorized to take all action deemed necessary or appropriate to operate and manage the PPVUL Separate Accounts, in accordance with the Plans of Operations, as may be amended from time to time, including but not limited to executing participation agreements, limited liability company agreements or limited partnership agreements for purposes of the Corporation purchasing on behalf of the PPVUL Separate Accounts units or interests of management investment companies, limited liability companies or limited partnerships in which the PPVUL Separate Accounts invest, and to comply with applicable federal and state laws in order that the PPVUL Policies, and any other substantially similar private placement variable universal life insurance contracts issued by the Corporation, may be offered and sold in all jurisdictions in which the Corporation is authorized to conduct a life insurance business; and be it further

Exhibit B

SECRETARY’S CERTIFICATE

The undersigned, J. Kevin Gao, hereby certifies that he is the duly elected Secretary and Chief Legal Officer of MainStay VP Funds Trust, a Delaware statutory trust (the “Trust”), and does further certify that at a meeting of the Board of Trustees of the Trust duly held on April 5, 2011, at which a quorum was present and acting throughout, the following resolutions were unanimously adopted:

RESOLVED, that the filing with the SEC of an application (“Application”) for an exemptive order pursuant to Section 26(c) of the 1940 Act approving certain substitutions of securities and an order of exemption pursuant to Section 17(b) of the 1940 Act from Section 17(a) of the Investment Company Act of 1940, as amended, on behalf of MainStay VP Funds Trust and its series (the “Portfolios”), be, and it hereby is, approved; and it is

FURTHER RESOLVED, that the officers of the Portfolios be, and each hereby is, authorized, in the name and on behalf of the Portfolios, to prepare, execute and file with the SEC the Application and one or more amendments to the Application, including but not limited to any changes in response to comments from the SEC or its staff, and it is

FURTHER RESOLVED, that the Application shall be executed by or on behalf of the Portfolios by one or more of their officers, and that the proper officers of the Portfolios are hereby authorized, in consultation with the Portfolios’ counsel, to take any and all further actions and to pay any fees and costs that may be necessary or appropriate to effectuate the foregoing resolutions.

MAINSTAY VP FUNDS TRUST

Date:	5/2/11	/s/ J. Kevin Gao
J. Kevin Gao
Secretary and Chief Legal Officer

WITNESS:

/s/ Kevin M. Bopp
Kevin M. Bopp
Assistant Secretary